Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Saucy Brew Works, LLC
2885 Detroit Ave.
Cleveland, OH 44113
www.saucybrewworks.com

Up to $1,070,000.00 in Class C Units at $1.00 per Unit
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of Saucy Brew Works, LLC (the "Issuer" or "Company") and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Saucy Brew Works, LLC
Address: 2885 Detroit Ave., Cleveland, OH 44113
State of Incorporation: OH
Date Incorporated: June 15, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 Class C Units
Offering Maximum: $1,070,000.00 | 1,070,000 Class C Units*
Type of Security Offered: Class C Units
Purchase Price of Security Offered: $1.00 per Unit
Minimum Investment Amount (per investor): $100.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2), a funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

Company Perks*

Tier 1 | $100

- One bottle of beer from our barrel aged program**
- Free Saucy Brew Works draft beer on birthday
- Free tour of the Cleveland Brewery
- 5% off at Saucy Brew Works taprooms

Tier 2 | $250

- 10% discount on all Saucy Brew Works merchandise
- Saucy Brew Works tin tacker

Tier 3 | $500

- 10% off Saucy Brew Works taprooms
- Annual 6-pack of beer released only to investors**
- 20% discount on all Saucy Merchandise
- Custom Saucy Brew Works hoodie

Tier 4 | $1,000

- Free online shipping for one year
- $2 growler fills for one year

Tier 5 | $3,500

- $500 tab at a Saucy Brew Works taproom
- Saucy Brew Works LED sign

Tier 6 | $5,000

- Invitation to Annual Investors Meeting and "Meet and Greet" with the Founders Custom Saucy Brew Works cooler

Tier 7 | $10,000

- 4-hour private event at a Saucy Brew Works Taproom, including a $1,000 tab

Tier 8 | $25,000

- Invitation to a Cleveland Cavaliers home game in a suite with the Saucy Brew Works ownership group

Tier 9 | $50,000

- Saucy Brew Works "Brewer for a Day" experience

* All perks are redeemable only after the offering is completed.

** Reward can be ONLY be picked up at the Cleveland Saucy Brew Works taproom or shipped to Ohio and Kentucky.

The 10% Bonus for StartEngine Shareholders

Saucy Brew Works, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class C Units at $1.00/ unit, you will receive and own 110 Class C units for $100. Fractional units will not be distributed, and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus also will have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Saucy Brew Works is a production brewery and brewpub in Cleveland, Ohio. We are embarking on a massive expansion phase that includes three more pubs and a production facility to support our growth.

Above all Saucy is built on its people, the "Saucy Posse," as we call it.Together our 42 current employees focus on superior quality products and imaginative beer, food and culture. We invest in our talented associates and in the absolute best process technology. We've put in place philanthropic efforts that support local schools, our precious water supply, hospitals and employees in need due to trying life circumstances.

The Company is structured as Saucy Brew Works, LLC (parent company and operating Cleveland brewpub) and its five wholly-owned subsidiaries, 1436 West 48th, LLC, Saucy Brew Works Columbus, LLC, Saucy Brew Works Detroit, LLC, Saucy Brew Works Independence, LLC and Saucy Brew Works Pinecrest, LLC.

Competitors and Industry

Specific to the Ohio marketplace, our competitors include Platform Beer, Great Lakes Brewery, Masthead Brewery, Fat Heads Brewery, Columbus Brewing, Seven Sons Brewery, Brew Kettle, Market Garden Brewery, and Rhinegeist Brewery. As we continue to expand, our competition base will widen to include regionally distributed craft breweries.

Current Stage and Roadmap

The Company is currently operating our brewery and taproom in Cleveland, OH with a full-service kitchen. In our brewery, we are currently outperforming the industry production growth as we grew our in-house production 42% in 2019 as compared to the overall industry rate of 4%.

Saucy is also in various stages of planning for our geographical expansion. We are currently in the process of completing the build-out of Cleveland-Pinecrest and our Columbus, OH locations, with the expectation of being open during Q3 2020.

Construction plans for our Detroit, MI location have been completed and construction has started in Q2 2020 with an expected completion date in Q4 2020. Finally, the new production facility in Independence, OH is currently in the planning stages. While no firm date for completion has been set, the Company expects to be near completion in 2021.

The Team

Managers

Name: Brent Zimmerman

Brent Zimmerman's current primary role is with the Issuer.

Positions and offices currently held with the Issuer:

- **Position:** CEO, Co-Founder, and Manager
  Dates of Service: June 15, 2015 - Present
  Responsibilities: Overall direction and growth, along with fundraising and strategic partnerships.

Other business experience in the past three years:

- **Employer:** (re)spring
  Title: Chief Executive Officer
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Developed and implemented a groundbreaking real estate investment vehicle providing debt funding to legal cannabis production and cultivation facilities across the United States.

Other business experience in the past three years:

- **Employer:** JJCBUS
  Title: Chief Executive Officer
  Dates of Service: December 01, 2010 - Present
  Responsibilities: Raised equity to fund eight Jimmy John's franchises, representing a 120-person operation with over $5 million in revenue.

Other business experience in the past three years:

- **Employer:** Brent Zimmerman Development LLC
  Title: Real Estate Developer
  Dates of Service: March 01, 2015 - Present
  Responsibilities: Developed over $100 million of commercial real estate in Cleveland and Columbus, including site selection, land purchase, raising equity, and delivering and stabilizing and renting final product.

Name: Matthew Shubeck

Matthew Shubeck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Operations and forecasting.

Other business experience in the past three years:

- **Employer:** Things Remembered
  Title: Senior Financial Analyst
  Dates of Service: September 01, 2016 - August 01, 2017
  Responsibilities: Forecasting and budgeting

Other business experience in the past three years:

- **Employer:** Saucy Brew Works
  Title: Finance Manager
  Dates of Service: August 01, 2017 - January 01, 2020
  Responsibilities: Operations, accounting, and budgeting.

Name: Eric Anderson

Eric Anderson's current primary role is with the Issuer.

Positions and offices currently held with the Issuer:

- **Position:** Chief Brewing Officer and Co-Founder
  Dates of Service: June 15, 2015 - Present
  Responsibilities: Brewery operations and creative direction.

Risk Factors

The United States Securities and Exchange Commission ("SEC") requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us" or "our") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that consumers will think it is a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class C Units in the aggregate amount of up to $1,070,000 in this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. In addition, securing additional investors could require pricing our equity below its current price. Even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity or debt financings in the future, which may reduce the value of your investment in the Class C Units. Interest on debt securities could increase costs and negatively impact operating results. In addition, if we need to raise more equity capital from the sale of membership units, those investors may negotiate terms that are more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds

Our success will substantially depend upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan and may be subject to change as circumstances change. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Minority Holder; Securities with No Voting Rights

The Class C Units that an investor is buying have no voting rights attached to them. This means that you will have no ability to control or direct how the Company will be run. By investing, you are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or robust product development programs. They may have much better financial means and marketing, sales and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than us, or products superior to those developed by us. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Saucy Brew Works, LLC was formed on June 15, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the same business risks as are traditionally associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Saucy Brew Works, LLC has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years.

Our ability to sell our products or services is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products and services is dependent on certain laws and regulations, such as those enforced by the Ohio Division of Liquor Control, the United States Alcohol and Tobacco Tax and Trade Bureau and the United States Occupational Safety and Health Administration, among other relevant state and federal regulatory agencies. These laws and regulations may be subject to change, and if they do then our business model may be subject to change, which may affect your investment in the Company.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. However, investors whose subscriptions have already been accepted will already be our investors and will have no such right.

The global COVID-19 pandemic has disrupted the Company's business and the Company's financial condition and operating results have been and are expected to continue to be adversely affected by the outbreak and its effects

The Company's operations and business have been negatively affected, and could be materially and adversely affected on a long-term basis, by the COVID-19 pandemic and related weakening of the United States economy, where the Company derives most of its revenue and profit, but also of the European economy, where some of the Company's ingredient suppliers are located. National, state and local governments have responded to the COVID-19 pandemic in a variety of ways, including by declaring states of emergency, restricting people from gathering in groups or imposing social distancing requirements, and in certain cases, ordering businesses to close or limit operations or ordering people to stay at home. Although the Company has been permitted to continue to operate its brewery, there is no assurance that the Company will be permitted to operate these facilities under every future government order or other restriction and in every location in the future as the pandemic develops over time. In particular, any limitations on, or closure of, the Company's brewery could have a material adverse impact on the Company's ability to manufacture products and service customers and could have a material adverse impact on the Company's business, financial condition and results of operations.

Forward-Looking Statements

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Our ability to sell our products or services is dependent on outside government regulation, which can be subject to change at any time

Our ability to sell our products and services is dependent on certain laws and regulations, such as those enforced by the Ohio Division of Liquor Control, the United States Alcohol and Tobacco Tax and Trade Bureau and the United States Occupational Safety and Health Administration, among other relevant state and federal regulatory agencies. These laws and regulations may be subject to change, and if they do then our business model may be subject to change, which may affect your investment in the Company.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance of services for the Company.

The transferability of the securities you are buying is limited

Any Class C Units purchased through this crowdfunding campaign are subject to limitations on transfer. Class C Units generally may not be transferred without the consent of the Manager, subject to certain exceptions for transfers upon death or in other involuntary circumstances.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of the date of this offering Statement filing.

Member Name	Number of Securities owned	Type of Security Owned	Percentage
Paul Hubbard	28,613,746	Class A Units	48.81
Brent Zimmerman	11,272,500	Class B Units	45
Eric Anderson	7,515,000	Class B Units	30

The Company's Securities

The Company has authorized various classes of membership units, including Class A Units, Class B Units and Class C Units. It also has issued certain Convertible Notes. As part of this Regulation Crowdfunding offering, the Company will be offering up to 1,070,000 Class C Units to investors..

Class A Units

Voting Rights

One vote per unit.

Material Rights

A "Class A Unit" means a unit representing ownership of a Class A Interest. "Class A Interest" means the membership interest of a Class A Member in the Company as set forth in the Company's Second Amended and Restated Operating Agreement dated on or about June 15, 2020 (the "Operating Agreement"), including without limitation rights to (A) vote on various Company matters as set forth in the Operating Agreement, and (B) receive distributions (liquidating or otherwise) and allocations of profits and losses. The "Class A Members" means, collectively, those Members listed on Exhibit A attached to the Operating Agreement as holding Class A Units.

Class B Units

Voting Rights

One vote per unit.

Material Rights

A "Class B Unit" means a Unit representing ownership of a Class B Interest. "Class B Interest" means the membership interest of a Class B Member in the Company as set forth in the Operating Agreement, including without limitation rights to (i) vote on various Company matters as set forth in the Operating Agreement, and (ii) receive distributions (liquidating or otherwise) and allocations of profits and losses. Collectively, the Class B Interests of all the Class B Members shall be referred to herein as the "Class B Interests." The "Class B Members" means, collectively, those Members listed on Exhibit A attached to the Operating Agreement as holding Class B Units, each of whom may be referred to individually as a "Class B Member." Any Class B Unit is intended to constitute a "profits interests" in the Company (as that term is defined in IRS Revenue Procedure 93-27 and clarified by IRS Revenue Procedure 2001-43) that will entitle the Class B Member holding such Class B Unit to share in the portion of the future profits, losses and capital appreciation of the Company that corresponds to such Class B Member's Percentage Interest (as shown on Exhibit A attached to the Operating Agreement) and that will entitle that Class B Member to all of the other rights of a Member to the extent of that Class B Unit. Accordingly, the capital account balances of all of the Members of the Company at the time of the admission of each Class B Member will be revalued as of the date of such admission pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(f), and the initial capital account balance in the Company with respect to each such Class B Member's Class B Unit shall be zero.

Neither upon the grant of a Class B Unit nor at the time that such Class B Unit becomes substantially vested (as that term is defined in Treasury Regulations §1.83-3(b)) shall the Company or any of the Members deduct any amount (as wages, compensation, or otherwise) for the fair market value of that Class B Unit. Notwithstanding the fact that any Class B Unit may be substantially nonvested (as that term is defined in Treasury Regulations §1.83-3(b)) at the time of its grant, the Company and each Class B Member shall treat each Class B Member as the owner of their respective Class B Units from the date of the grant of each such Class B Unit, and each Class B Member shall take into account that Class B Member's distributive share of Company income, gain, loss, deduction and credit associated with that Class B Member's Class B Unit in computing that Class B Member's income tax liability for the entire period during which that Class B Member holds that Class B Unit. In accordance with the finally promulgated successor rules to Proposed Treasury Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing the Operating Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Class B Unit issued after the effective date of such Proposed Treasury Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Treasury Regulations or successor rules) of the Class B Units as of the date of issuance of such Class B Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to transfers of membership interests while the safe harbor election remains effective.

Class C Units

Voting Rights

There are no voting rights associated with Class C Units.

Material Rights

A "Class C Unit" means a Unit representing ownership of a Class C Interest. "Class C Interest" means the membership interest of a Class C Member in the Company as set forth in this Agreement, including, without limitation, rights to receive distributions (liquidating or otherwise) and allocations of Profits and Losses; provided, however, that Class C Interests shall not have any voting rights. Collectively, the Class C Interests of all the Class C Members shall be referred to herein as "Class C Interests."

Convertible Note

The security will convert into Class A units upon the occurrence of certain events. The terms of the Convertible Notes are outlined below:

Amount outstanding: $1,575,000.00
Maturity Date: January 31, 2024
Interest Rate: 13.0%
Discount Rate: 30.0%
Valuation Cap: $12,606,399.40
Conversion Trigger: Conversion events are as follows: (i) Prepayment, (ii), Maturity Date, (iii) Change of Control, which includes (A) a sale of substantially all assets of the Company, (B) a merger, consolidation or similar transaction by the Company in which the Company is not the surviving entity or the Company's members or other equity holders do not own a majority of the outstanding securities of the Company or other surviving entity immediately after such merger, consolidation or transaction, an initial public offering of the Company's securities, and (D) a liquidation or dissolution of the Company that occurs prior to the payment in full, or conversion, of the Convertible Note.

Material Rights

The maturity date of the Convertible Notes is 4 years after the issuance date; however, the Company has the sole discretion to extend the term for a 5th year. The interest rate is 13.0% per annum. If the Company elects to extend the Convertible Notes, the interest rate is 15.0% per annum during the extension period. The Company is required to accrue, but not pay, interest in Year 1. Interest will then be paid quarterly thereafter. Upon a conversion event or the maturity of the Convertible Note, the Convertible Note will convert at a discounted Company valuation of $12,606,400.
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What it means to be a minority holder

As a holder of Class C Units of the Company, you will be a minority owner of the Company with limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company's issuance of additional Units. In other words, when the company issues more Units, the percentage of the company that you own will go down, even though the value of the company may go up. This increase in number of Units outstanding could result from a new offering or due to the conversion of certain instruments (for example, Convertible Notes) into Units.

If the Company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before the issuance.

Transferability of Securities

Class C Units are subject to limitations on transfer. Class C Units generally may not be transferred without the consent of the Manager, subject to certain exceptions for transfers upon death or in other involuntary circumstances.Securities, such as the Class C Units, which are issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act and in accordance with section 4A of the Securities Act and Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to another accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Class A Units
  Final amount sold: $7,180,102.00
  Use of proceeds: Initial funding of the Company.
  Date: June 17, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,575,000.00
  Use of proceeds: Working capital requirements and geographical expansion of the business
  Date: January 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Class A Units
  Final amount sold: $1,953,179.00
  Use of proceeds: Working capital requirements and geographical expansion of the business
  Date: March 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues are broken out into two segments, in-house taproom / restaurant sales and wholesale distribution sales. Consolidated revenues increased by approximately $602 thousand, or 25.6%, to $2,954 thousand for the year ended December 31, 2019 as compared to $2,352 thousand for the year ended December 31, 2018 primarily driven by increased growth in the taproom and expansion of the distribution revenue.

Similarly cost of goods sold are broken out by segment. Consolidated costs of goods sold increased by approximately $604 thousand, or 22.4%, to $3,298 thousand for the year ended December 31, 2019 as compared to $2,694 thousand for the year ended December 31, 2018. This was primarily driven by the hiring of additional sales staff to help drive distribution and wholesale growth.

Selling, general and administrative expenses decreased by approximately $107 thousand, or 5.4%, to $1,826 thousand for the year ended December 31, 2019 as compared to $1,933 thousand for the year ended December 31, 2018. This was primarily driven by reduction of legal fees that were incurred during the year ended December 31, 2018 that were associated with the start-up of the business.

Historical results and cash flows:

Cash flows used in operating activities increased by approximately $362 thousand, or

25.6%, to $1,780 thousand for the year ended December 31, 2019 as compared to $1,418 thousand for the year ended December 31, 2018. This change was primarily driven by changes in the operating assets and liabilities, partially offset by the reduction in net loss.

Cash flows used in investing activities decreased by approximately $191 thousand, or 27.4%, to $506 thousand for the year ended December 31, 2019 as compared to $697 thousand for the year ended December 31, 2018. This change was primarily driven by changes by acquisitions of property and equipment being financed through the use of long-term debt, specifically related to the purchase of an off-site warehouse.

Cash flows used in financing activities decreased by approximately $425 thousand, or 17.8%, to $1,955 thousand for the year ended December 31, 2019 as compared to $2,380 thousand for the year ended December 31, 2018. The change was primarily related to a decrease in borrowings on a convertible note, offset by additional member's contributions.

While the Company has yet to reach profitability, operations have been funded through member's contributions and debt. We have plans to improve future financial performance by growing revenue through geographic expansion, specifically three physical locations expected to open in 2020 and a fourth in 2021, along with improving margins by creating synergies between locations. The Company expects that, if necessary to support future operations, additional funding would be available through additional equity raises.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, member loans, etc...)

As of December 31, 2019, the Company had $212 thousand of cash on hand. Through March 31, 2020, cash on hand has been increased to $1,109 thousand, primarily driven by the Company entering into a convertible note with existing members of the Company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised will be used to help complete financing for the geographical expansion of the Company including, but not limited to, purchase property and equipment, build-out of the respective locations, and to fund the initial working capital requirements of the new locations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

The Company expects that, if necessary to support future operations, additional funding would be available through additional equity raises. Prior to the recent global pandemic, the Company was expected to be at breakeven levels by summer of 2020 and profitability prior to end of year, pending timing of the opening of our additional locations currently under construction. This capital raise is one piece of the overall puzzle to ensure that we have adequate financing in place to complete said transactions.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

As of March 31, 2020, the Company has cash on hand to fund the working capital needs for the next twelve months without additional capital infusions. The Company expects to be profitable by the end of 2020 and would be able to self-sustain at that point without additional capital infusions. As noted above, we have other potential sources of capital to bridge any needs, however, the Company will utilize this capital raise as a piece of the puzzle to finalize certain geographical expansion projects.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum funding goal is met, the Company would likely not need to raise additional capital through December 31, 2021.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has good banking relationships with regional banks and the Company has discussed potentially expanding the current lines of credit currently in place. The Company would also expect the members of the Company to infuse capital on an as needed basis to ensure all working capital requirements are met.

Indebtedness

- **Creditor:** Regional Bank
  Amount Owed: $99,875.00
  Interest Rate: 1.45%
  Revolving line of credit that is due on demand. Maximum of $100,000 available.
  Interest rate is Prime + 1.45%

- **Creditor:** Regional Bank
  Amount Owed: $384,012.00
  Interest Rate: 2.0%
  Maturity Date: November 01, 2020
  Revolving line of credit that is due in November 2020. The lender has shown willingness to extend term as needed. Interest rate is Prime + 2.00%

- **Creditor:** Regional Bank
  Amount Owed: $497,352.00
  Interest Rate: 4.71%
  Maturity Date: June 01, 2039
  Term note due in June 2039, with payments of $3,285 due monthly

- **Creditor:** County
  Amount Owed: $359,714.00
  Interest Rate: 2.5%
  Maturity Date: June 01, 2027
  Term note due in June 2027, with payments of $4,525 due monthly

- **Creditor:** Supplier
  Amount Owed: $50,000.00
  Interest Rate: 0.0%
  Maturity Date: July 01, 2021
  Term note due in July 2021, with payments of $3,125 due monthly

- **Creditor:** Supplier
  Amount Owed: $151,410.00
  Interest Rate: 7.0%
  Maturity Date: October 01, 2021
  Term note due in October 2021, with payments of $17,790 due monthly

- **Creditor:** Convertible Noteholders
  Amount Owed: $1,575,000.00
  Interest Rate: 13.0%
  Maturity Date: January 31, 2024
  The maturity date of the Convertible Notes is 4 years after the issuance date, however, the Company has the sole discretion to extend for a 5th year. Interest rate is 13.0% per annum. If the Company elects to extend the Convertible Notes, the interest rate is 15.0% per annum during the Extension period. The Company is required to accrue, but not pay, interest in Year 1. Interest will then be paid quarterly thereafter. Upon a conversion event or the maturity of the Convertible Note, the Convertible Note will convert at a discounted Company valuation of $12,606,400.

- **Creditor:** Regional Bank (PPP Loan)
  Amount Owed: $357,000.00

Interest Rate: 1.0%

Maturity Date: April 22, 2022

This debt is the Paycheck Protection Program loan obtained pursuant to the CARES Act. The Company borrowed $357,000 of unsecured debt from its regional lender. The loan can be forgiven, and effectively turned into a grant, if the proceeds from the loan are spent in accordance with the CARES Act and program rules issued by the Small Business Administration and Treasury.

Related Party Transactions

- **Name of Entity:** MeToo LLC
  Names of 20% owners: Brent Zimmerman
  Relationship to Company: Manager
  Nature / amount of interest in the transaction: Monthly rent is charged to the Company at $20.50 per square foot in Year 1 up to $29.50 per square foot in years 10-20. The monthly rent is $18,920 in Year 1 up to $27,226 in Years 10-20.
  Material Terms: The Company has a fifteen year lease with escalation clauses each year for 11,075 square feet of ground floor space as well as 1,242 square feet of mezzanine space. The Company has two 60 months options for renewal.

Valuation

Pre-Money Valuation: $82,430,000.00

Valuation Details:

The valuation was determined by using two valuation methodologies: the discounted cash flow model and the market approach model. Under the discounted cash flow model, the Company's intent was to measure the intrinsic value of the business based on expected future cash flows while, under the market approach, the Company's intent was to measure the value of the business based on the value of guideline public companies and recent merger and acquisition in the market place. Based on the average of these two approaches, the Company determined that $82,430,000 is a reasonable pre-money valuation of the Company based on expected sales growth in 2020 and 2021 given the geographical expansion of the Saucy Brew Works brand. While success cannot be guaranteed, the Company is confident in the execution of its growth plan given that ground has been broken at all four expansion sites and three of the four are expected to be completed in 2020. The company will be valued using similar methods in the future, including in any circumstance involving a corporation transaction.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  We will use the proceeds, after payment of platform fees to StartEngine, to fund the daily working capital needs of the business.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  15.0%
  We will use 15% of the proceeds for working capital needs of the business, including rent, utilities, etc.

- *Capital Expenditures*
  81.5%
  81.5% of the proceeds would be used to fund the geographical expansion of the Company. It would help complete the build-outs at our Cleveland-Pinecrest and Columbus locations. The funds would also go towards increasing the down-payments on the Detroit, MI and Independence, OH locations, which will help reduce rent costs in future years, once those locations are fully operational.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.saucybrewworks.com (www.saucybrewworks.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/saucy-brew-works

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Saucy Brew Works, LLC

[See attached]

Saucy Brew Works, LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2019 and December 31, 2018

Cohen & Co

cohencpa.com

SAUCY BREW WORKS, LLC AND SUBSIDIARIES

DECEMBER 31, 2019 AND DECEMBER 31, 2018

TABLE OF CONTENTS



Cohen & Co

Independent Accountants' Review Report

Members
Saucy Brew Works, LLC and Subsidiaries

We have reviewed the accompanying consolidated financial statements of Saucy Brew Works, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2019 and December 31, 2018, and the related consolidated statements of operations, members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Cohen & Company Ltd.

Cleveland, Ohio
March 23, 2020

COHEN & COMPANY, LTD.
800.229.1099 | 866.818.4538 fax | cohencpa.com

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 211,029	$ 542,660
Accounts receivable	36,485	9,663
Inventories	175,733	203,185
Prepaid expenses and other current assets	182,785	117,763
	606,032	873,271
PROPERTY AND EQUIPMENT - AT COST		
Building	296,353	286,369
Leasehold improvements	919,226	900,795
Machinery and equipment	3,864,624	3,837,244
Construction in progress	244,901	-
	5,325,104	5,024,408
Less: Accumulated depreciation	1,349,773	851,374
	3,975,331	4,173,034
OTHER ASSETS	141,500	10,175
	$ 4,722,863	$ 5,056,480
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Lines of credit	$ 441,512	$ 386,512
Current portion of long-term debt	118,608	129,293
Accounts payable	275,272	319,888
Accrued expenses and other current liabilities	144,705	131,427
	980,097	967,120
LONG-TERM LIABILITIES		
Long-term debt	400,044	423,769
Advance from member	500,000	-
Deferred rent	122,259	209,712
	1,022,303	633,481
COMMITMENTS		
MEMBERS' EQUITY	2,720,463	3,455,879
	$ 4,722,863	$ 5,056,480

See Independent Accountants' Review Report and notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUE		
Retail	$ 1,975,906	$ 1,616,043
Wholesale	978,649	736,353
	2,954,555	2,352,396
COST OF GOODS SOLD		
Retail	1,556,771	1,337,527
Wholesale	1,741,198	1,356,540
	3,297,969	2,694,067
GROSS LOSS	(343,414)	(341,671)
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	1,826,265	1,932,593
OPERATING LOSS	(2,169,679)	(2,274,264)
OTHER INCOME (EXPENSE)		
Loss on sale of property and equipment	(24,312)	(485)
Interest expense	(36,439)	(142,075)
Other income	550	5,932
	(60,201)	(136,628)
NET LOSS	$ (2,229,880)	$ (2,410,892)

See Independent Accountants' Review Report and notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2019 AND 2018

	UNITS	MEMBERS' EQUITY
BALANCE - JANUARY 1, 2018	1,000	$ 2,440,645
CONTRIBUTIONS FROM MEMBERS	-	3,431,242
DISTRIBUTIONS TO MEMBERS	-	(5,116)
NET LOSS	-	(2,410,892)
BALANCE - DECEMBER 31, 2018	1,000	3,455,879
CONTRIBUTIONS FROM MEMBERS	-	1,496,584
DISTRIBUTIONS TO MEMBERS	-	(2,120)
NET LOSS	-	(2,229,880)
BALANCE - DECEMBER 31, 2019	1,000	$ 2,720,463

See Independent Accountants' Review Report and notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOW USED IN OPERATING ACTIVITIES		
Net loss	$ (2,229,880)	$ (2,410,892)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	608,440	563,974
Loss on disposal of property and equipment	24,312	485
Deferred rent	(87,453)	82,272
Changes in operating assets and liabilities		
Accounts receivable	(26,822)	(7,278)
Inventories	27,452	(42,069)
Prepaid expenses and other current assets	(65,022)	23,903
Accounts payable	(44,616)	242,248
Accrued expenses and other current liabilities	13,278	128,376
Net cash flow used in operating activities	(1,780,311)	(1,418,981)
CASH FLOW USED IN INVESTING ACTIVITIES		
Acquisition of property and equipment	(419,885)	(697,609)
Proceeds from sale of property and equipment	44,396	-
Increase in other assets	(131,325)	-
Net cash flow used in investing activities	(506,814)	(697,609)
CASH FLOW PROVIDED BY FINANCING ACTIVITIES		
Borrowings on lines of credit	55,000	386,512
Repayments on long-term debt	(93,970)	(107,004)
Borrowings on convertible debt	-	1,011,069
Advance from member	500,000	-
Contributions from members	1,496,584	1,095,500
Distributions to members	(2,120)	(5,116)
Net cash flow used in financing activities	1,955,494	2,380,961
NET DECREASE (INCREASE) IN CASH	(331,631)	264,371
CASH - BEGINNING OF YEAR	542,660	278,289
CASH - END OF YEAR	$ 211,029	$ 542,660
SUPPLEMENTAL FINANCIAL INFORMATION		
Interest Paid	$ 36,439	$ 142,075
NONCASH INVESTING AND FINANCING ACTIVITIES		
Acquisition of property and equipment through long-term debt	$ 151,410	
Convertible note converted to member equity		$ 2,335,742
Repayment of long-term debt through sale of property and equipment	$ 91,850	

See Independent Accountants' Review Report and notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Saucy Brew Works, LLC, and its five wholly-owned subsidiaries, 1436 West 48th LLC (West 48th), Saucy Brew Works Columbus, LLC (Saucy Columbus), Saucy Brew Works Detroit, LLC (Saucy Detroit), Saucy Brew Works Independence, LLC (Saucy Independence), and Saucy Brew Works Pinecrest, LLC (Saucy Pinecrest) (collectively, the Company). All intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Company is an Ohio limited liability company (LLC), formed in 2015, which manufactures, markets, and sells craft beer. The Company is also engaged in the operation of craft breweries and restaurants.

Use of Accounting Estimates

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimated and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue Recognition and Adoption of New Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance (Accounting Standards Codification [ASC] 606, *Revenue from Contracts with Customers*) which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue guidance in GAAP. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. ASC 606 is effective for annual reporting periods beginning after December 15, 2018. The Company adopted the provisions of ASC 606 using the modified retrospective approach. The adoption of ASC 606 did not have a material impact on the Company's consolidated financial statements. See Note 6 for further discussion regarding the transition method.

Concurrent with the adoption of ASC 606, the Company has elected the following practical expedients and policy elections available to nonpublic companies: (1) to apply certain practical expedients available to nonpublic companies with respect to disclosure requirements, and (2) all shipping and handling activities are accounted for as activities to fulfill the promise to transfer the good, not as a separate performance obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition and Adoption of New Accounting Pronouncement (continued)

The Company's performance obligations primarily consist of the sale of craft beer. Agreements are entered into by the Company in the form of purchase orders or contracts. The Company recognizes this wholesale revenue when the Company satisfies its performance obligation under the contract by transferring the promised product to the customer when the customer obtains control of the product. This generally happens at the point of shipment. Products sold by the Company are delivered via shipment from the Company's facilities. The Company is the principal in all contracts.

The transaction price is allocated to the performance obligation based on the terms outlined in the formal contract or purchase order. The transaction price does not include any variable consideration.

Company retail revenue comprises of retail sales at Company-operated restaurants. Sales by Company-operated restaurants are recognized when food and beverage items are sold. Retail revenue is reported net of sales taxes collected from guests that are remitted to the appropriate taxing authorities.

Concentrations

During the year ended December 31, 2019, approximately 22% of the Company's revenues were from one customer. Additionally, at December 31, 2019, approximately 91% of the Company's accounts receivable was due from two customers.

During the year ended December 31, 2018, approximately 32% of the Company's revenues were from two customers. Additionally, at December 31, 2018, approximately 69% of the Company's accounts receivable was due from two customers.

Cash

The Company maintains its cash in accounts with a bank, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on its cash.

Receivables and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within five days from the invoice date. The Company does not charge interest on invoices over five days. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Credit Policies (continued)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. When receivables are determined to be uncollectible, they are written off against the allowance for doubtful accounts. Management does not believe that an allowance for bad debts is necessary at December 31, 2019 and 2018.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The Company reviews its inventories on a periodic basis and provides appropriate reserves based on quantities of inventory on hand and future demand. Management does not believe that an allowance for excess or slow-moving inventory is necessary at December 31, 2019 and 2018.

Depreciation

Depreciation of property and equipment is provided by use of the straight-line method over the following estimated useful lives of the assets:

Building	39 years
Machinery and equipment	7 years

Depreciation of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life or the term of the lease.

Depreciation expense totaled approximately $608,000 and $564,000 in 2019 and 2018, respectively. Maintenance and repairs that are not considered betterments and do not extend the useful life of property and equipment are charged to expense as incurred.

Deposits

The Company distributes its craft beer in kegs and packaged beer primarily in cans. The Company collects a deposit when kegs are shipped. This deposit is refunded to the distributor or customer upon return of the keg to the Company. An estimate of the deposit liability is based on recent historical information; this computation requires that management make certain estimates and assumptions that affect the reported amount of liabilities and expenses in the consolidated financial statements. As of December 31, 2019 and 2018, the deposit liability was included accrued expenses and other current liabilities in the accompanying consolidated balance sheets, totaling approximately $35,000 and $15,000, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

Advertising costs are expensed as incurred. For 2019 and 2018, advertising costs amounted to approximately $553,000 and $621,000, respectively.

Shipping and Handling

Shipping and handling costs incurred by the Company are included in cost of goods sold and amounted to approximately $10,000 and $11,500 in 2019 and 2018, respectively.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code, which provide for the Company's income or loss to be taxed directly to its members. Accordingly, no provision for federal or state income taxes has been included in the accompanying consolidated financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the years ended December 31, 2019 and 2018, the Company did not have a liability for unrecognized tax benefits.

Common Control Arrangements

In October 2018, the FASB amended the *Consolidation* topic of the Accounting Standards Codification. Under the amended guidance, a qualifying private company has the option to exempt itself from applying the variable interest entity (VIE) consolidation model to qualifying common control arrangements. The amendments are effective for annual periods beginning after December 15, 2020, and interim periods with annual periods beginning after December 15, 2021, with early adoption permitted. The Company early adopted the amended guidance and elected to exempt itself from applying the VIE consolidation model to qualifying common control arrangements in 2018 and continued this approach in 2019.

Future Operations

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company incurred net losses of approximately $2,230,000 and $2,410,000 in 2019 and 2018, respectively. During this time, operations have been funded through members' equity and debt. Management plans to improve future financial results by growing revenue through geographic expansion and increasing margins by creating synergies and efficiencies between its locations. Although management continues to pursue these plans, there is no assurance that management's plans will alleviate the effects of these conditions and that such plans can be effectively implemented or achieved. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company expects that, if necessary to support future operations, additional funding will be available through equity raises or additional credit facilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. Under the new guidance, lessees are required to recognize a right-of-use asset and a lease liability for all leases. The new guidance will continue to classify leases as either financing or operating, with classification affecting the pattern of expense recognition. The accounting applied by a lessor under the new guidance will be substantially equivalent to current lease accounting guidance. The new guidance is effective for nonpublic entities for annual reporting periods beginning after December 15, 2019, with early adoption permitted. The new guidance is required to be applied with a modified retrospective approach to each prior reporting period presented and provides for certain practical expedients.

The Company is evaluating the impact of the above guidance on its consolidated financial position and results of operations.

2.   INVENTORIES

At December 31, 2019 and 2018, inventories consisted of the following:

	2019	2018
Raw material	$ 127,050	$ 145,318
Work in progress	36,438	25,525
Finished goods	12,245	32,342
	$ 175,733	$ 203,185

3.   LINES OF CREDIT

At December 31, 2019 and 2018, the Company had available a $75,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime (4.75% at December 31, 2019 and 5.50% at December 31, 2018) plus 1.45%, are collateralized by substantially all of the Company's assets, and are guaranteed by a member. The revolving line of credit is due on demand and interest is payable monthly. At December 31, 2019 and 2018, the revolving line of credit had an outstanding balance of $57,500.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

3.   LINES OF CREDIT (Continued)

At December 31, 2019 and 2018, the Company had available a $400,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime plus 2.00%, are collateralized by substantially all of the Company's assets, and has certain members as co-borrowers. The revolving line of credit matures in November 2020 and interest is payable monthly. At December 31, 2019 and 2018, the revolving line of credit had an outstanding balance of approximately $384,000 and $329,000, respectively.

4.   LONG-TERM DEBT

At December 31, 2019 and 2018, long-term debt consisted of the following:

	2019	2018
Term note, payable to a County in monthly installments of $4,525, including interest at 2.50%, through June 2027, collateralized by property and equipment and guaranteed by certain members	$ 367,242	$ 411,755
Term note, payable to a vendor in monthly installments of $6,779, including interest at 7.00%, through October 2021, collateralized by equipment	151,410	-
Term note, payable to a vendor, repaid in 2019	-	141,307
	518,652	553,062
Less: Current portion	118,608	129,293
	$ 400,044	$ 423,769

At December 31, 2019, future maturities of long-term debt are as follows:

2020	$ 118,608
2021	125,042
2022	47,877
2023	49,087
2024	50,329
Thereafter	127,709
	$ 518,652

The terms of the lines of credit and long-term debt agreements include certain non-financial covenants to be met, as defined.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

5.   CONVERTIBLE NOTES AND ADVANCE FROM MEMBER

During 2018, the Company had outstanding convertible promissory notes (2018 Convertible Notes) in the aggregate principal amount of $2,185,000. The 2018 Convertible Notes accrued interest at an annual rate of 7%. In December 2018, the 2018 Convertible Notes, totaling $2,335,742 in principal and accrued interest, were converted into members' equity.

At December 31, 2019, the advance due from member was intended to be short-term in nature, was unsecured, and was non-interest bearing. In January 2020, the advance was converted to a convertible promissory note. In addition, the Company issued other convertible promissory notes (collectively, the 2020 Convertible Notes) in an aggregate principal amount of $1,575,000. The 2020 Convertible Notes accrue interest at an annual rate of 13% and mature in January 2025.

Interest incurred on the notes payable, long-term debt, and convertible notes amounted to approximately $36,000 and $142,000 for the years ended December 31, 2019 and 2018, respectively.

6.   REVENUE

Disaggregation of Revenue

The Company disaggregates revenue by retail and wholesale revenue, as management believes that presentation best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Modified Retrospective Transition Method

As discussed in Note 1, the Company adopted the requirements of ASC 606 as of January 1, 2019, utilizing a modified retrospective method of transition. The adoption of ASC 606 did not have a significant impact on the Company's financial position, results of operations, or cash flows for 2019. The majority of the Company's revenue arrangements generally consist of a single performance obligation to transfer promised goods. Based on the Company's evaluation of its contracts with customers, the timing and amount of revenue recognized previously is consistent with how revenue is recognized under the new standard.

As part of the adoption of ASC 606, the Company elected to use the following transition practical expedients: (1) all contract modifications that occurred prior to the date of initial application when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price have been reflected in the aggregate, and (2) ASC 606 is applied only to contracts that are not completed at the initial date of application. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

7.   LEASES

The Company leases a building for their Cleveland location under a non-cancelable operating lease with a company related through common ownership. The lease expires in May 2037. A deferred rent liability has been recorded based on the escalation of rent during the term of the lease, in accordance with GAAP. As of December 31, 2019 and 2018, the deferred liability was approximately $281,000 and $210,000, respectively. Annual rent expense incurred in 2019 and 2018 under this lease amounted to approximately $377,000 and $370,000, respectively, and was recorded in cost of goods sold in the accompanying consolidated income statements. As of December 31, 2019 and 2018, prepaid rent with the related party was included in prepaid expenses and other current assets in the accompanying consolidated balance sheets totaling approximately $26,000 and $24,000, respectively.

At December 31, 2019, future minimum annual rentals for the lease are approximately as follows:

2020	$	307,000
2021		284,000
2022		296,000
2023		308,000
2024		319,000
Thereafter		4,268,000
	$	5,782,000

During 2019, Saucy Columbus entered into non-cancellable operating leases with third parties for property. The leases expire at varying dates through December 2024. Saucy Columbus incurred $225,000 of buy-out fees to acquire the leasehold rights of the previous tenants. Saucy Columbus also obtained a $25,000 tenant improvement allowance related to one of the leases.   The buy-out fees and tenant improvement allowance were capitalized and are amortized to rent expense over the life of the lease. As of December 31, 2019, the buy-out fees and tenant improvement allowance totaled $159,000 and were netted with the deferred rent liability in the accompanying consolidated balance sheets. As of December 31, 2019, the tenant improvement allowance had not been paid by the landlord. The amount to be collected is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Annual rent expense incurred in 2019 under these leases amounted to approximately $91,000 and was recorded in cost of goods sold in the accompanying consolidated income statements.

At December 31, 2019, future minimum annual rentals for Saucy Columbus are approximately as follows:

2020	$	94,000
2021		94,000
2022		94,000
2023		94,000
2024		44,000
	$	420,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

7. LEASES (Continued)

During 2019, Saucy Detroit entered into an operating lease with a third party for property. As of December 31, 2019, the property was in the build-out phase and was expected to open in 2020. The lease terms will commence upon certain conditions being met, as defined in the lease agreement. Subsequent to commencement of the lease, the term of the lease is for ten years with aggregate monthly rents of approximately $13,400 escalating annually to approximately $17,500 in the tenth year. Also included in the lease agreement is a maximum tenant improvement allowance of approximately $573,000.

During 2019, Saucy Pinecrest entered into an operating lease with a third party for property. As of December 31, 2019, the property was in the build-out phase and was expected to open in 2020. The lease terms will commence upon certain conditions being met, as defined in the lease agreement. Subsequent to commencement of the lease, the term of the lease is for ten years with aggregate monthly rents of approximately $8,200 escalating annually to approximately $10,700 in the tenth year. Also included in the lease agreement is a maximum tenant improvement allowance of approximately $358,000.

During 2019, the Saucy Independence entered into a land purchase agreement. The Company is currently in the due diligence period and has extended the closing date to 2020. As of December 31, 2019, the Company had deposited $80,000 of earnest money related to the purchase agreement, which is included in other assets in the accompanying consolidated balance sheets. During 2020, the Company deposited an additional $80,000 to further extend the closing date.

8. RETIREMENT PLAN

The Company sponsors a SIMPLE IRA retirement plan (the Plan) for all eligible employees in which employees may elect to defer a portion of their eligible compensation. Beginning in 2019, the Company provides a dollar for dollar match on the first 3% of compensation an employee contributes. The Company made contributions to the Plan of approximately $19,000 during 2019.

9 SUBSEQUENT EVENT

As a result of the spread of the COVID-19 coronavirus during 2020, economic uncertainties have arisen as of the date of the consolidated financial statements. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers, employees, and vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain.

Management has evaluated subsequent events through March 23, 2020, the date the consolidated financial statements were available to be issued. The Company is not aware of any other subsequent events which would require recognition or disclosure in the consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Saucy Brew Works





PIZZA

Website | Cleveland, OH | FOOD & BEVERAGE

Saucy Brew Works is an Ohio-based production brewery and brewpub in sunny Cleveland, Ohio. We are embarking on a massive expansion phase that includes three more pubs and a production facility to support our growth.

$0.00 raised

0 Investors	Days Left
% Equity Offered	$82.4M Valuation
Equity Offering Type	$100.00 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Voted Best Brewery and Pizza (2017, 2019, 2020)
- Craft Beer Partner of the Cleveland Cavaliers
- We're growing! Columbus, Cleveland, Detroit Pubs!




SAUCY
BREW WORKS
IPA ASAP
AMERICAN INDIA PALE ALE

WELCOME TO THE **SAUCY STATE OF MIND**


SAUCY
BREW WORKS

Saucy Brew Works is an Ohio-based production brewery and brewpub in sunny Cleveland, Ohio. We are embarking on a massive expansion phase that includes three more brewpubs and a production facility to support our growth.

Above all Saucy is built on its people; The Saucy Posse, as we call it. Together we focus on superior quality products, imaginative beer, food, and culture. We invest in our talented associates and in the absolute best process technology. We've put in place philanthropic efforts that support local schools, our precious water supply, hospitals, and employees in need due to trying life circumstances.

OUR STORY

One guy knows beer, One guy knows business, and they're both handsome

they're both handsome

Brewmaster Eric Anderson and entrepreneur Brent Zimmerman, both long time craft beer fanatics, teamed up and went to work transforming the Steelman Building in Cleveland, Ohio. The goal, to create and grow a brewery and business rich with passionate people innovating on a daily basis.



THE PROBLEM

Startup breweries can be underfunded, undersized, and under planned

We didn't want a frankensteined brewhouse in a dusty, hot warehouse, with no business plan. Solid beer culture and quality production require a stacked bench of talent and the most innovative technology to deliver consistent products and positive experiences. Breweries are a melting pot of creativity, science, mechanics, business savvy, and teamwork. To continue to grow a business that flourishes from each skill set and asset, the list of demands is long.


Matic JIB
EQUIPMENT CO., INC.



THE SOLUTION

We wanted to do things our way. The Saucy Way.

When we first began to conceptualize our dream brewery the top of the page read "the best or nothing." We bought the number one brewhouse in its size class, a 20 hL 3 vessel German-made BrauKon, and built its surrounding pub in the same fashion from stainless steel draft lines, to industrial design, and experimental menus. Simply put, our solution is never compromising quality in order to offer consistent beer and experiences that our consumers have been craving.



INVEST WITH SAUCY





BENEFITS OF INVESTING WITH SAUCY
Saucy BREW WORKS
ALL PERKS STACK

TIER

1 $100 (minimum investment)
- One bottle of our beer from our barrel aged program
- Free Saucy Brew Works draft beer on your birthday
- Free tour of our Cleveland brewery
- 5% off at Saucy Brew Works taprooms

TIER 2 $250
- Saucy Brew Works Tin Tacker
- 10% discount on all Saucy merchandise

TIER 3 $500
- 10% off in Saucy Brew Works taprooms
- 20% discount on all Saucy merchandise
- Annual 6-Pack of beer released only to investors
- Custom Saucy Brew Works hoodie

TIER 4 $1,000
- Free online shipping for one year
- $2 Growler fills for one year

TIER 5 $3,500
- $500 tab at a Saucy Brew Works taproom
- Saucy Brew Works LED sign

TIER 7 $10,000
- 4-Hour private event at an SBW taproom

TIER 6 $5,000
- Invitation to the Annual Investors Meeting
- Custom Saucy Brew Works Cooler

TIER 8 $25,000
- Invitation to a Cleveland Cavaliers home game in a suite with the Saucy Brew Works ownership group

TIER 9 $50,000
- Saucy Brew Works "Brewer for a Day" experience

OUR TRACTION

Rated Cleveland's 2019 Best Brewery, Just One of Many Awards

We were chosen as the best brewery in Northeast Ohio as voted by Cleveland.com in 2019. 75 breweries were a part of the competition that included trained judges who Facebook Live graded each competitor's beer that had entered. We are a Top 10 dollar growth brand in Information Resources, Inc. (IRI) sales, in our home market of Cleveland, through all of 2019. Additionally, we are a Top 50 Craft brand, in IRI sales, in all of 2019, for the whole state of Ohio.


BEST OF CLE
cleveland.com
BEST
BREWERY
IN NORTHEAST OHIO
2019
BRONZE MEDAL
WINNER
KING OF OHIO
BRONZE MEDAL
WINNER
AWARDS

Our beers win awards...

- Bronze Medal - Cleveland Oktoberfest - IPA ASAP, 2019
- Bronze Medal - Cleveland Oktoberfest - FESTBIER, 2019
- Bronze Medal - King of Ohio - LOVE YOU, BYE, 2019
- Cleveland Advertising Awards: Gold Medalist - Dead Nuts Poster Series, 2018

We have made a home for ourselves in Ohio where we have expanded rapidly. Our tasty suds now span the entire state of Ohio from a distribution standpoint, through our local distributor House of LaRose, Inc. and our more recent partnership with Heidelberg Distributing Company.




SAUCY
BREW WORKS
FESTBIER
GERMAN-STYLE OKTOBERFEST
BREW WORKS
LOVE YOU, BYE
HAZY IMPERIAL IPA
SAUCY
BREW WORKS
IPA ASAP
AMERICAN INDIA PALE ALE
BRONZE MEDAL
WINNER
KING OF OHIO
BRONZE MEDAL
WINNER
BRONZE MEDAL
WINNER

...and so does our brew pub.

- Silver Spoon Awards: Best Pizza in Cleveland, 2017, 2019, 2020
- Cleveland.com's Best Brewery in Cleveland 2019
- Silver Spoon Awards: Best Brewery in Cleveland Runner-up 2020


SPA
Cleveland
BEST
OF
CLE
2017 Winner
25th ANNIVERSARY
Cleveland Magazine's
SILVER SPOON
AWARDS
SAUCY BREW WORKS
"BEST PIZZA"

Proud Craft Beer Partner of the Cleveland Cavaliers

- Saucy Brew Works South Pub: In 2019 we opened the South Pub inside of the newly transformed Rocket Mortgage FieldHouse. The 1,500 square foot space features an over 50-foot bar made of a solid wood Antique American

Oak counter and provides a view of the Cleveland Indians ballpark Progressive Field across from the arena.

- Game Day Engagement: We can be seen throughout the arena and surrounding the court during Cleveland Cavaliers basketball games
- NBA Draft Parties: Each year Saucy host's an annual NBA Draft Lottery Watch-Party with the Cleveland Cavaliers for the best fans in The Land!
- Entertainment: Saucy hosts various watch parties throughout Northeast Ohio with appearances by the Cavs Entertainment Teams and Mascots
- Cleveland Cavaliers 50th Anniversary: We brewed the Golden Saison in 2019 for the grand reopening of Rocket Mortgage FieldHouse and in honor of the Cavs Golden-year season





Year Round & Seasonal Offerings

Over the past year, we have launched a new distribution partnership that allows us to distribute our beers outside of the original nine counties covered by House of LaRose, Inc.. Our new distribution partner, Heidelberg Distributing Company, services over 27,000 accounts statewide in its craft division. This relationship should enable us to reach the full 75% of the population of Ohio, we previously were not effectively reaching with plans to enter the Sandusky and Cincinnati areas very soon. *The potential reach is over 30,000 customers!*





OUR BUSINESS MODEL

We use the "pub and spoke" approach; a production facility that supplies smaller, neighborhood oriented pubs. In order to make clean, repeatable beer we had to invest in the best technology, an investment not many start up breweries make. We continue to follow this model in an effort to never compromise the quality of our product. With our brewpubs we plant roots in the community; the community in which we invest and from which hire. This approach helps drive production sales in each market we join.

Saucy is a Beer Manufacturer, Brew Pub, and Community Partner

The Beer

Ohio's three-tier distribution network allows us to spread our beer love to restaurants, concert venues, bars, and local and regional retail and grocery stores, including Whole Foods Market, Giant Eagle, Heinens, and more on a limited basis. Our goal is to include state-wide relationships with Kroger and Meijer in 2020/2021. We have a team of four seasoned sales professionals who share a passion for beer. With a breadth of experience pulled from several industries, and a drive to build great relationships, our team creates positive brand experiences in the marketplace. You can find where our beer is sold here.



The Brew Pub

Each of our pubs garner 16+ draft lines, hand-crafted cocktail menus, and full kitchens where we craft New-Haven inspired pizza and a full menu of appetizers and entrees. Our goal is to deliver an amazing experience to everyone who shares a drink or a slice with us. As we add more brew pubs and taprooms, we plan to continue growing our offerings with new menu options, event and membership programming, the list goes on.

 

The Community

We live by a simple mantra, give until it hurts. Saucy has focused philanthropic efforts including an annual give-back programs, friends and family fundraising, national campaigns, and environmental safety measures.

- Cleveland's Breakthrough Schools
- Brewed to Benefit
- Sierra Nevada Brewing's "Resilience"
- Brewpub recycling and compost
- Brewery technology designed to reduce water consumption
- Brewery cleaning system reuses and cleans chemicals to decrease unnatural discharge

In response to COVID-19, our team prepared thousands of meals weekly in partnership with the Cleveland Clinic to provide meals for their staff's families, launched the Cleveland Tip Jar, and began giving free pizza slices to anyone in need of a fresh meal.



OUR MARKET AND INDUSTRY

The Beer Market

(Small & Independent U.S. Craft Brewer 2019 Growth in the Beer Category; Brewers Association)

In 2019, the Craft Beer sector increased Production Volume by approximately 4%, reaching its largest volume share of 13.6% of the U.S. Beer Market. This equates to roughly **26,347,950 Barrels Produced by Craft Brewers in 2019.**

Craft Beer Retail Dollar Value increased 6% in 2019, up to $29.3 billion accounting for more than 25% of the $116.0 billion U.S. Beer Market (source)**.**

Taprooms are beginning to take on a new role in the beer sector in terms of sales and openings. The trend of opening breweries continued in 2019, with an additional 942 openings. Concurrently, there was a 7% growth of Small Brewing Direct Jobs in 2019, 161,007 total.



U.S. BEER SALES VOLUME GROWTH 2019
BREWERS ASSOCIATION
OVERALL BEER -1.6%
191,249,000 BBLS
3.6% CRAFT
26,086,145 BBLS
1.8% IMPORT BEER
36,271,786 BBLS
OVERALL BEER MARKET $116.0 BILLION
CRAFT BEER MARKET $29.3 BILLION
6% DOLLAR SALES GROWTH
CRAFT 13.6% SHARE (26,086,145 BBLS)
IMPORT 19.0% SHARE (36,271,786 BBLS)
OTHER DOMESTIC 67.4% SHARE (128,890,657 BBLS)
SOURCE: BREWERS ASSOCIATION, BOULDER CO

Our Market Takeover

Saucy significantly outperfomed the overall market by **growing production approximately 42% in 2019**, increasing significantly in response to a new distributor partnership and greater awareness throughout the state of Ohio.

The notion of the taproom, growing as a large sector of beer sellers, helps support the Company's expansion plans in 2020 and beyond. With the addition of three brewpubs and a taproom as well as greater production spaces **Saucy plans to produce an increase volume by over 80% in 2020.**





WHAT MAKES OUR TEAM SPECIAL





From Wall Street to breweries, Saucy co-founders are the masters of many fields

Saucy was built by two people who share a love for craft beer. Co-founder, Brent Zimmerman's background was investing. He's spent his years working for a large mutual fund company, taking on Wall Street investment firms, and owns a long/short Credit Hedge Fund. After an idea sparked leading to a brewery in the making, he found Eric Anderson, co-founder of Saucy, highly-experienced brewer and biologist.

Together they work extremely well as a team, filling in each other's gaps, and learning from each other. Between the two, they have decades of experience that lends to building a business in a growing industry. From corporate finance experience, institutional management of billions of dollars of assets and deep understanding of the capital markets, to biochemics, machinery and expertise in various beer recipes and generation, these two have created a business that goes beyond the simple startup.

JOIN THE SAUCY POSSE



We are ready

Saucy has already shown we can make beer and provide a customer experience that can hang with the best of 'em. We pride ourselves in good, beer, good times, and a Saucy atmosphere.

Now that we have our foundation set, we believe we will be on a trajectory of sustainable growth. Between our geographical expansion, our new distribution relationships in place, and our excellent staff, we would love for you to join the Saucy Posse.

While we know there is a lot of hard work remaining, our team is ready to make the Sauce.

Cleveland-Pinecrest



Columbus



Detroit



Independence



Above are architectural renderings of the in-process brewpubs. As construction is in-progress, the final buildings may differ from the original renderings.





Best Pizza in
Cleveland



Award Winning



June 2015

Our Company Launches!

Saucy Brew Works, LLC is founded.

October 2016

Construction Begins

The renovation of the Steelman Building to Saucy Brew Works is underway.

June 2017

First Beer is Brewed

The first brews hit the BrauKon and ferments, including Habituale, IPA ASAP, BF Hefe, Fauxbia and Punchline.

July 2017

Our Doors Open

The brews are ready, the food is set. GO!

September 2017

Cleveland

As voted by Cleveland Magazine, our chef created the best pizza in Cleveland within months of being open.

July 2018

Breakthrough Schools

Saucy partners with Breakthrough Schools to help provide sustainable, high-quality schools for Cleveland's under-served neighborhoods.

March 2019

Best Brewery in Cleveland

Within 2 years of being open, Saucy is officially the best brewery in Cleveland.

April 2019

Best Pizza in Cleveland . . . AGAIN

Well...must be saying something if our Chef can win two out of three years...

August 2019

Beer

Now its the beer's turn...Bronze medals in King of Ohio, Best IPA and Best German Lager

May 2020

Launch on StartEngine

Now offering YOU ownership in our bright future!

2020

Taproom Expansion (ANTICIPATED)

Planned openings of taprooms in Cleveland-Pinecrest, Columbus, and Detroit!

2021

Production Facility Expansion (ANTICIPATED)

Planned opening of our new production facility in Independence, OH

Press

SHOW MORE

Meet Our Team







Brent Zimmerman

CEO, Co-Founder and Managing Member

Brent is lead in Operations Oversight, Capital raising, Financial oversight, and Growth & Innovation for Saucy Brew Works. Brent founded Brent Zimmerman Development LLC, responsible for developing or in development of over $100 million in Commercial Real Estate Projects in Ohio and several additional projects and companies including JJCBUS Master, Respring Capital Management and MPAM Credit Trading Partners.

Eric Anderson

Chief Brewing Officer and Co-Founder

Eric conceptualized the creative development & overall brewery operations of Saucy Brew Works. He has been a Brewmaster for over 13 years. Eric has led such breweries as Cleveland Brewing Company, Butcher & The Brewer, Tremont Taphouse, Buckeye Beer Engine (engineer), and Buckeye Brewing Company (Head Brewer). Graduate of the Siebel Institute of Brewing Technology & World Brewing Academy.

Matt Shubeck

Chief Operations Officer

Matt has10+ years' experience in accounting and financial planning roles across industries including investment management, manufacturing, and government accounting. Matt manages business financial forecasting, cash flow, logistics and vendor management. Holds a Lean 6 Green Belt for operational streamlining and improvement.

Offering Summary

Company :	Saucy Brew Works, LLC
Corporate Address :	2885 Detroit Ave., Cleveland, OH 44113
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$100.00

Terms

Offering Type :	Equity
Security Name :	Class C Unit
Minimum Number of Shares :	10,000

Offered

Maximum Number of Shares Offered : 1,070,000

Price per Share : $1.00

Pre-Money Valuation : $82,430,000.00

<u>COVID Relief</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2), a funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

*Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

<u>Company Perks*</u>

Tier 1 | $100

- One bottle of beer from our barrel aged program**
- Free Saucy Brew Works draft beer on birthday
- Free tour of the Cleveland Brewery
- 5% off at Saucy Brew Works taprooms

Tier 2 | $250

- 10% discount on all Saucy Brew Works merchandise
- Saucy Brew Works tin tacker

Tier 3 | $500

- 10% off Saucy Brew Works taprooms
- Annual 6-pack of beer released only to investors**
- 20% discount on all Saucy Merchandise
- Custom Saucy Brew Works hoodie

Tier 4 | $1,000

- Free online shipping for one year
- $2 growler fills for one year

Tier 5 | $3,500

- $500 tab at a Saucy Brew Works taproom Saucy Brew Works LED sign

Tier 6 | $5,000

- Invitation to Annual Investors Meeting and "Meet and Greet" with the Founders
- Custom Saucy Brew Works cooler

Tier 7 | $10,000

- 4-hour private event at a Saucy Brew Works Taproom, including a $1,000 tab

Tier 8 | $25,000

- Invitation to a Cleveland Cavaliers home game in a suite with the Saucy Brew Works ownership group

Tier 9 | $50,000

- Saucy Brew Works "Brewer for a Day" experience

* All perks are redeemable only after the offering is completed.

** Reward can be ONLY be picked up at the Cleveland Saucy Brew Works taproom or shipped to Ohio and Kentucky.

The 10% Bonus for StartEngine Shareholders

Saucy Brew Works, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class C Units at $1.00/unit, you will receive and own 110 Class C units for $100. Fractional units will not be distributed, and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus also will have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

First & Third Video

Brent Zimmerman:
Welcome to Saucy Brew Works. I'm Brent Zimmerman.

Eric Anderson:
I'm Eric Anderson.

Matt Shubeck:
And I'm Matt Shubeck.

Brent Zimmerman:
In my prior life, I did nothing closely related to a pub brewery, or a production brewery. I worked at a large mutual fund in Boston. Then, worked in Wall Street in New York. I continued that career path in Cleveland, until I met this cat, and was approached on a couple opportunities.

Eric Anderson:
Hey, I'm Eric Anderson. I'm the Chief Brewing Officer for Saucy Brew Works. I'm Siebel-trained grad, and I've been brewing about 13 years. I met a great community of people here in Ohio, and more importantly locally in Cleveland. Fate stepped in and said, "Hey, here's Brent Zimmerman. You guys are going to open a brewery together." We talked, we had beers, and commiserated, and said, "Let's do this thing."

Matt Shubeck:
Hi, I'm Matt Shubeck, COO Saucy Brew Works. It's been a ride since day one. A lot of ups and downs, but future is looking really bright.

Brent Zimmerman:
There's a huge benefit to the grassroots nature of the way we've raised capital in general for our business. We have 70+ investors, and some of them have a very small amount of money into our company, but they're ambassadors to what we do every single day.

Matt Shubeck:
So our future growth plans for Saucy include opening an additional three locations, one of them being in Columbus, which is our neighbor to the south, Cleveland. The next location we're looking at opening is in Pine Crest. That involves a coffee concept, so it's a little extension of our brand into another brewing space. And then a third location we're opening is up in Detroit in Brush Park, and it's close to downtown. There's two stadiums they got over there, and it's going to be a 5,000 square foot pub featuring our pizza, beer, and coffee concepts.

Brent Zimmerman:
You know, through our relationship with the Cavaliers, and our formed relationship with

Bedrock, it just made natural sense for this, this new awesome development they're doing in an historic neighborhood.

Eric Anderson:
The big pie in the sky here is the fourth location that's a little bit farther out. It will be our production facility, and the fence will be 50,000+ barrel brewery. And so, what we do every day is try to push the boundaries. When people ask, what do we do? We make classic American styles, classic German styles, but then we put our own twist on them with new microbes, new processes that really don't exist. And that's the difficult part about creating something new. But it's also the fun thing. So, that's where our future is looking with the production facilities to keep pushing that boundary.

Matt Shubeck:
Along with opening all these new locations, we get to add to one of our pillars, our people. All the new locations are going to require whole new sets of staffs, additional people, more opportunity. Once we get all four of these locations open, we're looking at adding 125 jobs in Cleveland, and Detroit, and Columbus. So, we're really going to ingrain ourselves with these communities, hire people from the neighborhood, and really try to ingrain them in the culture and what we do, and bring our quality beer down to these great cities.

Eric Anderson:
The Saucy Posse is a family. I mean, everyone says their business is a family, but truly it is here. I mean, there's nothing that we wouldn't do for each other. A lot of mutual respect, a lot of talent in this place, and we have a lot of fun.

Matt Shubeck:
We're excited to offer you guys an opportunity to join the Saucy Posse. I hope you come down and visit us at one of our brew pubs, have a beer, have pizza, just see us, say hi. you know, Everyone is welcome.

Second Video

Cayleigh Griffin:
Hey, everyone. Cayleigh Griffin here in Ohio City at Saucy Brew Works joined by Eric Anderson, the owner and brew master here. Eric, thank you so much for joining us.

Eric Anderson:
Yeah. Great to be here. Thanks. Thanks for having me.

Cayleigh Griffin:
The Cleveland Cavaliers and Saucy Brew Works have a pretty special partnership. How and when did that begin?

Eric Anderson:
So it started late or actually, early last year with our partnership with the Monsters. It's an

awesome organization and just naturally blossomed into a partnership with the Cavs, talking to the higher people there. And they're like, "Hey, do you want to do this? I think it's a smart idea. We should do this." So it was a natural progression for us.

Cayleigh Griffin:
How have you seen it evolve in particular with the Cavaliers?

Eric Anderson:
So I mean, they're an organization that the hometown team for us that is always evolving, always changing, making themselves better. We do the same thing with our beer. So they're upgrading The Q, with a massive renovation. We're super proud to be a part of that. This is kind of the same way we treat our beer in our brewery. We're always adding new tanks and always adding new staff and new talent to the group. So, we're kind of the somewhat, almost like a symbiosis for us. It's a very similar way we react, so ...

Cayleigh Griffin:
You mentioned the transformation, Saucy Brew Works will have a new brew pub in The Q as part of that transformation in the new South neighborhood. What does it mean to you to be a part of this transformation?

Eric Anderson:
So for me, it's really surreal for us to have our beer in The Q and to be such a massive facet in The Q. If you asked me two years ago, if I thought I would have my beer in The Q, I would have said you're crazy. So we're very proud to be a part of Dan Gilbert's organization and such a championship win team. It couldn't be any better for us. It's a great organization.

Cayleigh Griffin:
And what can fans expect from this brew pub at The Q?

Eric Anderson:
Yeah, for sure. It's a really cozy space, really well lit, some really cool ... there's a saucy drop hanging in the corner and there's a really cool beer list. And you'll have eight different beers for sure to try at any given point that should knock your socks off, I hope. It's what we try to do.

Cayleigh Griffin:
We're back here in the cellar where Eric tells me this is where beer becomes beer.

Eric Anderson:
True.

Cayleigh Griffin:
Eric, can you take us through the process of how it all works and what makes your beer special?

Eric Anderson:
Sure, sure. So the basic process is, we take raw ingredients, malted barley, wheat, some other grains, hops, water, and we cook them, layman's. And about five and a half hours later, we have

the wort, this beautiful sugar rich liquid that will become the beer. We cool it down and add a very specific yeast depending on what kind of beer we're making, IPA, a London ale yeast or something like that. And then in about five days it becomes beer. So, the yeast metabolizes the sugars into CO2, alcohol, hooray and some other flavors. And then three weeks later, the beer is conditioned into actual, real drinkable, delicious beer. But it takes about three and a half weeks minimum to make a really nice beverage.

Cayleigh Griffin:
Wow. I don't think a lot of people know that. Well, what the fans really want to know is what beers will they be able to find at The Q?

Eric Anderson:
There'll be four, for sure, that are always on. The Habituale, which is our Kölsch-style German golden ale, super light, very crisp, really drinkable. Our house IPA is the IPA ASAP. So, as soon as possible. It's a nice, it's a modern American take on an IPA, not too sweet, very blonde colored and very tropical. And then our Love You, Bye, which is, it's a funny name, but it's kind of like how I say goodbye to my wife, or I'm just like, "Oh, love you, bye." This kind of thing, or just, "Love you. Bye." But it's our hazy, Imperial IPA. So right around 8%. Also very tropical and juicy. And then the fourth one, that'll always be on is our seasonal. So, we're going into [inaudible 00:03:30], season right now. So our German style wheat beer will be on. And the other four we'll just play with. We come up with a crazy creation, throw in some kegs and send to The Q.

Saucy Brew Works - Drifter Series - Yeast-Only Sour

Matt Bochman:
We're bringing the next experimental ingredient into beer. We've got wild yeast, we've got novel yeast that nobody's ever used before in the industry. This is a yeast that makes lactic acid as well as ethanol, so you can get a sour beer and an alcoholic beer all on one go.

Rob Caputo:
The good thing as well is this simplifies things down into a straight line single process and it at a certain point makes the product more consistent and extremely quick to market as a result.

Matt Bochman:
Saucy Brew Works is the only brewery in the world that's gone commercial scale with a yeast only sour.

Eric Anderson :
So I've been making beer a long time, relatively, and I think experimentation is the only thing that really drives the progress of beer. For me, using a new yeast and letting the yeast speak in the wort is super cool and this Drifter beer is a yeast only sour produced from a completely new strain, not ale, not lager. We take the same steps for cleanliness, we take the same steps in work

production and in fermentation, but the yeast itself is inherently different.

Matt Bochman:
Concerning the research that shows this is actually a yeast process and not bacterial contamination, we've got DNA sequencing, we've got enzymatic assays, we've got microscopy, GCMS, NMR spectroscopy. We've got all of modern science behind us that says this is only yeast.

Rob Caputo:
What's interesting about this concept of truly localized yeast is that the rest of the world has written its brewing history and here in the United States, we are continuing to write our history and part of that in the future is going to be wild indigenous yeast.

Eric Anderson :
It's one thing to say you're going to make new beer, it's another thing to actually do it. So we have the brilliant minds at Wild Pitch Yeast, Matt, Rob, and their colleagues, but we have the technology to track, produce and test these yeasts on a production scale, which no one else is really doing. And so now we put this Drifter into production and we have found a lactic acid yeast, it doesn't exist, and there's thousands and thousands more that could exist. Let's find them, let's try them, let's taste them.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



SECOND AMENDED AND RESTATED OPERATING AGREEMENT

Effective Date of Formation
June 15, 2015

Ohio Business Entity Number 2403677

Articles of Organization filed at
Ohio Secretary of State Document Number 201516624986

THE MEMBERSHIP INTERESTS ISSUED UNDER THIS AGREEMENT MAY BE SOLD OR TRANSFERRED ONLY IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

IN ADDITION, THE MEMBERSHIP INTERESTS ISSUED UNDER THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR REGISTERED OR QUALIFIED UNDER THE APPLICABLE STATE SECURITIES LAWS, BUT HAVE BEEN ISSUED IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION AND QUALIFICATION PROVIDED FOR IN THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION OR REGISTRATION UNDER THE APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

SAUCY BREW WORKS, LLC
SECOND AMENDED AND RESTATED OPERATING AGREEMENT

This *SECOND AMENDED AND RESTATED OPERATING AGREEMENT* (this "Agreement") having an effective date of June 15, 2020 is entered into by and among *SAUCY BREW WORKS, LLC,* an Ohio Limited Liability Company, hereinafter referenced as the "Company," and its Members, (hereinafter referred to collectively as the "Members" or each individually as a "Member").

RECITALS

WHEREAS, the Company was formed as a limited liability company under the laws of the State of Ohio by filing Articles of Organization for record with the Secretary of State of Ohio on June 15, 2015 under the name of "Saucy Brew Works, LLC" (the "Articles of Organization"), and following such filing, the Company entered into an Operating Agreement with the Members dated March 9, 2016, which agreement was subsequently amended and restated on April 1, 2017 (collectively, such agreements are referred to herein as the "Initial Agreement").

WHEREAS, the Members desire to amend and restate the Initial Agreement pursuant to the terms and conditions of this Agreement; and

WHEREAS, it is the intent of the Members that, from and after the Effective Date, the respective rights, powers, duties and obligations of the Members, and the management, operations and activities of the Company, will be governed by this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree to amend and restate the Initial Agreement as follows:

ARTICLE 1
COMPANY FORMATION & GOVERNING LAW

1.1   *FORMATION.* The Members and the Company have concluded it is in their best interest to establish a mechanism to ensure continuity in the management and policies of the Company by conducting business as an Ohio limited liability company formed pursuant to the provisions of Ohio Revised Code Chapter 1705, as amended from time to time, or any corresponding provisions of succeeding law (the "Act") and entering into this Agreement.

1.2   *COMPANY PURPOSE.* The purposes for which the Company has been formed and the powers that it may exercise, all being in furtherance, not in limitation, of the general powers conferred upon limited liability companies under the Act, are (i) to develop and create formulas for craft beers, (ii) to manufacture, brew, sell and distribute craft beers, (iii) to develop and create recipes for pizzas and the preparation and sale of such pizzas, (iv) to operate a craft brewery and restaurant, (v) in general, to carry on any lawful business whatsoever that is calculated, directly or indirectly, to promote the interests of the Company or to enhance the value of its assets, (vi) to have and exercise all rights, powers and privileges that are now or may hereafter be conferred upon limited liability companies by the laws of the State of Ohio, (vii) to invest the

Company's surplus funds, if any, for the purpose of maximizing the profitability of the Company and/or returns to the Members, and to engage in such other business as may be determined by the Manager and approved by the Voting Members (as defined below), and (viii) to take any and all actions necessary, appropriate or incidental to the accomplishment of the foregoing purposes or to the protection and benefit of the Company.

1.3   *PRINCIPAL PLACE OF BUSINESS.* The principal place of business and address of the Company shall be as set forth on the attached Exhibit A. The Manager may change the principal place of business of the Company from time to time.

1.4   *STATUTORY AGENT.* The Company's statutory agent in the State of Ohio shall be set forth on the attached Exhibit A. The Manager may change the statutory agent of the Company from time to time.

ARTICLE 2
MEMBERS AND INTERESTS

2.1   *NAMES, ADDRESSES AND INTERESTS OF MEMBERS.*

(a)   The capital structure of the Company will be divided into three classes of Units (as defined below) as set forth in Section 2.1(b), which Units constitute membership interests under the Act,. The relative rights, powers, duties, liabilities and obligations of the holders of the Units will be as set forth herein. The names, addresses, Units and the percentage interests (the "Percentage Interests") of the Members are set forth on the attached Exhibit A. The Manager shall promptly amend Exhibit A from time to time to reflect a change in any Member's address or contact information, the sale, grant, issuance, redemption or transfer of Units and any change in Percentage Interests; and any such amendment shall be effective as of the date of the event necessitating such amendment.

(b)   A "Unit" means a measure of a Member's interest in the Company's distributions, Profits, Losses and items thereof as provided for in this Agreement including an undivided interest in the holder's Capital Account balance with respect thereto. The classes of Units of the Company consist of each of the following:

(i)   A "Class A Unit" means a Unit representing ownership of a Class A Interest. "Class A Interest" means the membership interest of a Class A Member in the Company as set forth in this Agreement, including, without limitation, rights to (A) vote on various Company matters as set forth herein, and (B) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Class A Interests of all the Class A Members shall be referred to herein as the "Class A Interests." The "Class A Members" means, collectively, those Members listed on the attached Exhibit A as holding Class A Units, each of whom may be referred to individually as a "Class A Member."

(ii)   A "Class B Unit" means a Unit representing ownership of a Class B Interest. "Class B Interest" means the membership interest of a Class B Member in the Company as set forth in this Agreement, including, without limitation, rights to (i) vote on various Company matters as set forth herein, and (ii) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Class B Interests of all the Class B Members shall be referred to herein as the "Class B Interests." The "Class B Members" means, collectively, those Members listed on the attached Exhibit A as holding Class B Units, each of whom may be referred to individually as a "Class B Member." Any Class B Interest is intended to constitute a "profits interests" in the Company (as that term is defined in IRS Revenue Procedure 93-27 and clarified by IRS Revenue Procedure 2001-43) that will entitle the Class B Member holding such Class B Interest to share in the portion of the future Profits, Losses and capital appreciation of the Company that corresponds to such Class B Member's Percentage Interest (as shown on Exhibit A) and that will entitle that Class B Member to all of the other rights of a Member to the extent of that Class B Interest. Accordingly, the Capital Account balances of all of the Members of the Company at the time of the admission of each Class B Member will be revalued as of the date of such admission pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(f), and the initial Capital Account balance in the Company with respect to each such Class B Member's Class B Interest shall be zero. Neither upon the grant of a Class B Interest nor at the time that such Class B Interest becomes substantially vested (as that term is defined in Treasury Regulations §1.83-3(b)) shall the Company or any of the Members deduct any amount (as wages, compensation, or otherwise) for the fair market value of that Class B Interest. Notwithstanding the fact that any Class B Interest may be substantially nonvested (as that term is defined in Treasury Regulations §1.83-3(b)) at the time of its grant, the Company and each Class B Member shall treat each Class B Member as the owner of their respective Class B Interests from the date of the grant of each such Class B Interest, and each Class B Member shall take into account that Class B Member's distributive share of Company income, gain, loss, deduction and credit associated with that Class B Member's Class B Interest in computing that Class B Member's income tax liability for the entire period during which that Class B Member holds that Class B Interest. In accordance with the finally promulgated successor rules to Proposed Treasury Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Class B Interest issued after the effective date of such Proposed Treasury Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Treasury Regulations or successor rules) of the Class B Interests as of the date of issuance of such Class B Interests. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to transfers of membership interests while the safe harbor election remains effective.

(iii)   A "Class C Unit" means a Unit representing ownership of a Class C Interest. "Class C Interest" means the membership interest of a Class C Member in the Company as set forth in this Agreement, including, without limitation, rights to receive distributions (liquidating or otherwise) and allocations of Profits and Losses; provided, however, that Class C Interests shall not have any voting rights. Collectively, the Class C Interests of all the Class C Members shall be referred to herein as "Class C Interests."

2.2   Additional Units.

(a)   With the approval of the Manager, the Company may issue additional Class A Units in the Company to one or more other Persons and admit each such Person to the Company as an additional Member on the terms and conditions set forth in Section 2.2(d).

(b)   With the approval of the Manager, the Company may issue additional Class B Units in the Company to one or more other Persons and admit each such Person to the Company as an additional Member on the terms and conditions as determined by the Manager and as set forth in Section 2.2(d).

(c)   With the approval of the Manager, the Company may issue additional Class C Units in the Company to one or more other Persons and admit each such Person to the Company as an additional Member on the terms and conditions set forth in Section 2.2(d).

(d)   The Company may issue additional Units in the Company only if: (i) the requirements of Section 2.2(a), (b) or (c) are met; (ii) the Company has received an instrument of joinder to this Agreement executed by the issuee, under which the issuee agrees to be subject to the terms and obligations of this Agreement; (iii) the issuee has made the capital contribution, if any, required by this Agreement or the Manager; and (iv) the issuee has provided such other information or agreements, if any, as the Manager may require.

2.3   *LIMITED LIABILITY.* Notwithstanding anything to the contrary in this Agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company and no Member will be obligated personally for any such debt, obligation or liability solely by reason of being a Member of the Company.

ARTICLE 3
CAPITAL CONTRIBUTIONS

3.1   *CAPITAL CONTRIBUTIONS.*

(a)   INITIAL CAPITAL CONTRIBUTIONS. The initial capital contributions made, or to be made by the Members, if any, are set forth in the Company's records.

(b)   MANDATORY CASH CALLS AND CONTRIBUTIONS.

(i)   If, based on a vote of the Class A Members and the Class B Members (each, a "Voting Member," and collectively, the "Voting Members") holding a majority of the outstanding Class A Units and Class B Units (collectively, the "Voting Units"), additional funds are needed to meet the obligations of the Company, including but not limited to the need for additional working capital, funds for the acquisition of additional property, retaining employees, agents or contractors; payment of taxes, debt service, necessary repairs and maintenance, payments necessary to prevent the default of obligations that would materially and adversely affect the value of the Company, then each Class A Member (each such Member, a "Contributing Member") shall contribute that Member's pro rata share as determined by the Percentage Interest of such Class A Member as set forth on the attached Exhibit A (each, an "Additional Capital Contribution"). For the avoidance of doubt, "Contributing Members" shall exclude Class B Members and Class C Members.

(ii)   If any Contributing Member fails to make all or any portion of a required Additional Capital Contribution (the "Shortfall Capital Contribution") in full on or before the required contribution date (the "Additional Capital Contribution Deadline"), then the following shall occur:

(A)   on or after the third (3rd) business day following the Additional Capital Contribution Deadline, the Company shall send to the Contributing Member failing to make such Shortfall Capital Contribution in full, a written notice (each, an "Additional Capital Contribution Default Notice") demanding that such Contributing Member make the required Shortfall Capital Contribution in full on or before the date specified in such notice, which date shall be at least five (5) business days after the date of such Additional Capital Contribution Default Notice (each, an "Additional Capital Contribution Default Date");

(B)   interest shall accrue on the outstanding balance of such Shortfall Capital Contribution at the lesser of (I) the prime rate plus 6% or (II) the highest interest rate permitted from time to time under applicable law during the applicable period, computed on the basis of a 365/366-day year and the actual number of days elapsed from the Additional Capital Contribution Deadline until the earlier of: (I) the date that the Contributing Member failing to make the Shortfall Capital Contribution makes such Shortfall Capital Contribution in full, plus any interest accrued thereon pursuant to this Section 3.1(b)(ii)(B); or (B) the date such Contributing Member is determined to be a Defaulting Contributing Member pursuant to Section 3.1(b)(ii)(C); and

(C)   if the Contributing Member failing to make such Shortfall Capital Contribution in full on or before the third (3rd) business day following the Additional Capital Contribution Deadline fails to pay the outstanding balance of such Shortfall Capital Contribution, and any interest accrued thereon pursuant to Section 3.1(b)(ii)(B), on or before the Additional Capital Contribution Default Date, then the Contributing Member failing to make such Shortfall Capital Contribution shall be deemed to be a "Defaulting Contributing Member" until such time as the Contributing Member makes full payment of the Shortfall Capital Contribution, plus any interest accrued thereon pursuant to Section 3.1(b)(ii)(B).

(A)   In the event a Contributing Member is deemed to be a Defaulting Contributing Member pursuant to Section 3.1(b)(ii)(C), then on behalf of the Company, the Manager shall cause one or more of the following to occur: (A)to withhold the Defaulting Contributing Member's pro rata share of any distributions (including any tax distribution) that would otherwise be made to the Defaulting Contributing Member under this Agreement and to direct, on the Defaulting Contributing Member's behalf, such distributions to the Company in satisfaction of the Defaulting Contributing Member's obligations under this Agreement, including but not limited to the Defaulting Contributing Member's obligations to make the Shortfall Capital Contribution and to pay any interest accrued thereon pursuant to Section 3.1(b)(ii)(B);

(B) to suspend the right of the Defaulting Contributing Member to vote, approve or consent to any matter that is subject to the approval or consent of the Members, and to participate in the management or control of the business and affairs of the Company until the Defaulting Contributing Member has satisfied such Defaulting Contributing Member's obligation to make the Shortfall Capital Contribution and to pay any interest accrued thereon pursuant to Section 3.1(b)(ii)(B); and (C) to permit one or more other Contributing Members, on behalf of the Defaulting Contributing Member, to loan the total amount of the Defaulting Contributing Member's unpaid Shortfall Capital Contribution and to treat such loan, at the option of each Contributing Member as either (I) a loan to the Company as described in Section 3.1(b)(iii) or (II) a loan to the Defaulting Contributing Member as described in Section 3.1(b)(iv). Each Contributing Member acknowledges and agrees that the damages suffered by the Company as a result of any default hereunder may include costs and expenses relating to the Company's efforts to exercise the Company's rights and remedies hereunder. To the extent required to recover the damages suffered by the Company, the Company shall have the right of set-off with respect to any cash or property distributions or other payments due from the Company to any Defaulting Contributing Member. The pursuit of any one remedy shall not operate as a waiver of the Company's right to pursue any other remedy against a Defaulting Contributing Member

(iii) Shortfall Company Loans by Contributing Members.

(A) In the event that the Manager determines that the Company shall permit one or more Contributing Members, on behalf of the Defaulting Contributing Member, to loan to the Company the total amount of the Defaulting Contributing Member's Shortfall Capital Contribution, the Company shall give written notice of such determination to all of the Contributing Members. Such Contributing Members shall then have a period of ten (10) days to give the Company written notice that they elect to participate in the making of such loans to the Company (each such loan, a "Shortfall Company Loan"). Each participating Contributing Member shall lend the Company an amount equal to the Shortfall Capital Contribution multiplied by such Contributing Member's Percentage Interest (computed without taking into account the Percentage Interest of the Defaulting Contributing Member). Each participating Contributing Member shall lend that Contributing Member's share of the Shortfall Capital Contribution in cash to the Company within five (5) business days after such Contributing Member's written election to make such loan is received by the Company. If any of the Contributing Members do not elect to participate within the aforementioned ten (10) day election period, then each participating Contributing Member shall be permitted to increase the amount of such Contributing Member's Shortfall Company Loan by an amount equal to the remaining amount of the Shortfall Capital Contribution, multiplied by a fraction, the numerator of which is the amount of the Shortfall Capital Contribution that such Contributing Member has agreed to loan and the denominator of which is the total amount of the Shortfall Capital Contribution that all participating Contributing Members have agreed to loan. If a deficit in the Shortfall Capital Contribution thereafter still remains, then the Company may borrow the remaining amount from the Contributing Members who have elected to participate in such loans, in such manner as the loaning Contributing Members shall reasonably determine.

(B)   Each Shortfall Company Loan shall bear interest at the rate of twelve percent (12%) per annum, compounded monthly. A Contributing Member shall be considered a third party creditor of the Company with respect to any Shortfall Company Loan and any Shortfall Company Loans shall be repaid as a Company expense before any distributions to Members under this Agreement with such repayment first applied to reduce the interest accrued on any Shortfall Company Loans and then to reduce the principal amount thereof. In the event there is more than one (1) outstanding Shortfall Company Loan, then each such Shortfall Company Loan shall be repaid by the Company in proportion to the amount that such Shortfall Company Loan represents of the total amount owing under all such Shortfall Company Loans. The Company shall execute, acknowledge, deliver, file and/or record, as appropriate, any documents, instruments and agreements reasonably necessary to memorialize any Shortfall Company Loan, including, without limitation, any note evidencing the Shortfall Company Loan. If not sooner repaid, all principal and interest on Shortfall Company Loans shall become immediately due and payable upon the dissolution of the Company from the proceeds, if any, of such dissolution.

(iv)   Shortfall Defaulting Contributing Member Loans by Contributing Members.

(A)   In the event that the Manager determines that the Company shall permit one or more Contributing Members, on behalf of the Defaulting Contributing Member pursuant to Section 3.2(d)(i)(C)(II), to loan to the Defaulting Contributing Member the total amount of the Defaulting Contributing Member's Shortfall Capital Contribution, the Company shall give written notice of such determination to all of the Contributing Members. Such Contributing Members shall then have a period of ten (10) days to give the Company written notice that they elect to participate in the making of such loans to the Defaulting Contributing Member (each such loan, a "Shortfall Defaulting Contributing Member Loan"). Each participating Contributing Member shall lend the Defaulting Contributing Member an amount equal to the Shortfall Capital Contribution multiplied by such Contributing Member's Percentage Interest (computed without taking into account the Percentage Interest of the Defaulting Contributing Member). Each participating Contributing Member shall lend that Contributing Member's share of the Shortfall Capital Contribution in cash to the Company on behalf of the Defaulting Contributing Member within five (5) Business Days after such Contributing Member's written election to make such loan is received by the Company. If any of the Contributing Members do not elect to participate within the aforementioned ten (10) day election period, then each participating Contributing Member shall be permitted to increase the amount of such Contributing Member's Shortfall Defaulting Contributing Member Loan by an amount equal to the remaining amount of the Shortfall Capital Contribution, multiplied by a fraction, the numerator of which is the amount of the Shortfall Capital Contribution that such Contributing Member has agreed to loan and the denominator of which is the total amount of the Shortfall Capital Contribution that all participating Contributing Members have agreed to loan. If a deficit in the Shortfall Capital Contribution thereafter still remains, then the Contributing Members who have elected to participate in such loans may lend to the Defaulting Contributing Member the remaining amount of the Shortfall Capital Contribution in such manner as the loaning Contributing Members shall reasonably determine.

(B)   Each Shortfall Defaulting Contributing Member Loan shall bear interest at the rate of twelve percent (12%) per annum, compounded monthly. The performance by the Defaulting Contributing Member of such Defaulting Contributing Member's obligations under any Shortfall Defaulting Contributing Member Loan shall be secured by the pledge of a security interest in the Units held by the Defaulting Contributing Member. The Defaulting Contributing Member shall execute, acknowledge, deliver, file and/or record, as appropriate, any documents, instruments and agreements reasonably necessary to memorialize any Shortfall Defaulting Contributing Member Loan, including, without limitation, any note evidencing the Shortfall Defaulting Contributing Member Loan and any pledge agreement granting the

(C)   Notwithstanding any other provision under this Agreement to the contrary, in the event that (I) one or more Contributing Members has made a Shortfall Defaulting Contributing Member Loan to a Defaulting Contributing Member and (II) as of the date of any distribution to be made by the Company to the Members under this Agreement, there remains any amount outstanding under any such Shortfall Defaulting Contributing Member Loan, then any amount distributable to the Defaulting Contributing Member shall be paid to the Contributing Members, to the extent of any amount outstanding under any such Shortfall Defaulting Contributing Member Loan, until the Defaulting Contributing Member has paid in full to the Contributing Members the entire amount payable under any Shortfall Defaulting Contributing Member Loans, including principal and any accrued and unpaid interest. Any such distribution of the Defaulting Contributing Member that is paid to the Contributing Members shall be credited first to any accrued interest on such Shortfall Defaulting Contributing Member Loan and the balance of any such distributions shall be credited against the outstanding principal balance of such Shortfall Defaulting Contributing Member Loan. In the event there is more than one (1) outstanding Shortfall Defaulting Contributing Member Loan, then any distribution shall be allocated and repaid on any such Shortfall Defaulting Contributing Member Loans by the Defaulting Contributing Member pro rata determined by multiplying the amount of the distribution by a fraction, the numerator of which is the outstanding amount payable under each Shortfall Defaulting Contributing Member Loan and the denominator of which is the total outstanding amount payable under all of the Shortfall Defaulting Contributing Member Loans payable by the Defaulting Contributing Member. The parties agree that any distribution of a Defaulting Contributing Member that is paid to the Contributing Members in payment of a Shortfall Defaulting Contributing Member Loan shall be treated as (a) a distribution by the Company to the Defaulting Contributing Member and (b) a payment by the Defaulting Contributing Member to the Contributing Members on such Shortfall Defaulting Contributing Member Loan.

3.2   *INTEREST*. No interest shall be paid on any capital contributions.

ARTICLE 4
CAPITAL ACCOUNTS: ALLOCATIONS AND DISTRIBUTIONS

4.1   *CAPITAL ACCOUNTS*. An individual capital account (a "Capital Account") shall be maintained for each Member. The Capital Account of each Member shall consist of the Member's initial contribution of capital increased by (a) the Member's additional capital contributions to the Company, (b) decreases, if any, to such account by reason of distributions to such Member; and (c) the increases or decreases, if any, to such Capital Account to reflect allocations of the Company's taxable income or losses, adjusted as required under the Internal Revenue Code of 1986, as amended (the "Code") and Treasury Regulations for purposes of Section 704(b) ("Profits" and "Losses"), respectively, in accordance with the provisions of this Agreement. Each Capital Account shall be further maintained and adjusted in accordance with the Treasury Regulations promulgated pursuant to Section 704 of the Code

4.2   *ALLOCATION OF PROFITS AND LOSSES.*

(a)   Allocation of Losses. Each year the Company shall issue Schedule K-1s to all Members which allocate the Profits and Losses of the Company. Except as provided in this Article 4, and subject to the Regulatory Allocations, the Losses of the Company shall be allocated to the Members in accordance with their respective Percentage Interests in the Company as set forth in Section 2.1 and Exhibit A of this Agreement. Notwithstanding the foregoing, Losses shall not be allocated to any Member to the extent that such allocation would cause that Member to have a deficit Capital Account balance or increase that deficit Capital Account balance while any other Member continues to have a positive adjusted Capital Account balance. In such event, Losses shall first be allocated to Members with positive adjusted Capital Accounts in proportion to those balances, until their positive adjusted Capital Accounts have been reduced to zero.

(b)   Allocation of Profits. Except as provided in this Article 4, and subject to the Regulatory Allocations, the Profits and all related items of income and gain of the Company shall first be allocated to the Members to recover all previously allocated Losses. Thereafter, the Profits shall be allocated to the Members in accordance with their respective Percentage Interests in the Company as set forth in Section 2.1 and Exhibit A of this Agreement. However, nothing set forth in this Agreement shall require the Manager to make any distribution of Profits, and the Manager shall have the sole discretion to invest the Profits of the Company.

4.3   *TAX DISTRIBUTIONS.* The Company shall calculate and distribute to each Member its Mandatory Tax Distribution Amount in accordance with the following. Such distributions shall be payable at such time or times and in such amounts as will enable the Members to avoid penalties and interest otherwise payable on account of the failure to pay a sufficient amount of estimated taxes as required by law.

(a)   The term "Mandatory Tax Distribution Amount" means an amount equal to the excess of (i) the product of (A) the net taxable income of the Company allocated to (or reasonably estimated to be allocable to) a Member for each taxable year attributable to the Profits and Losses allocated to that Member under this Agreement, and (B) the maximum federal individual or corporate income tax rate, as applicable (taking into account the character of the items of income as ordinary income or capital gains), and the maximum combined state and local individual income tax rate to which any Member (or member of a Member) is subject, less the effect of the deduction of State and local income taxes on the federal return, assuming no limitation of that deduction under Section 68 of the Code (which maximum rates will be applied to all Members), over (ii) all amounts previously distributed to that Member.

(b)   To the extent a Member is or has been allocated a net Loss for income tax purposes under this Agreement for any taxable year or period of the Company (calculated under the principles described in Section 4.3(a)(i)) in excess of the amount of net income allocated to that Member for income tax purposes under this Agreement for any taxable year or period of the Company (calculated under the principles described in Section 4.3(a)(i)), then that excess net Loss will be offset against, and will reduce the net income allocated (or reasonably estimated to be allocable) to, that Member under this Agreement in subsequent taxable years or periods of the Company (until that net loss is exhausted) for purposes of calculating the Mandatory Tax Distribution Amount for that Member for those subsequent taxable years or periods.

4.4   *DISTRIBUTION OF A DISSOLUTION EVENT.* Upon the occurrence of a Dissolution Event (as defined in Section 8.1), the proceeds from such sale shall be distributed in the following order and as follows:

(a)   First, to satisfy all obligations due and owing to the creditors of the Company;

(b)   Second, pro rata to the Class A Members and the Class C Members in accordance with their respective Percentage Interests, to the extent of their "Net Invested Capital," which shall mean the sum of all capital contributions, less distributions designated as returns of capital.

(c)   Third, pro rata to all Members, in accordance with their Percentage Interests.

4.5   *Regulatory Allocations.* The following special allocations of income, gain, loss and deductions set forth in this Section 4.5(a) (collectively, the "Regulatory Allocations") shall be made prior to the allocations set forth in Section 4.2 of this Agreement.

(a)   Except as otherwise provided in Treasury Regulations Section 1.704-2(f), if there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any taxable year, each Member shall be specially allocated items of income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 4.5(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Except as otherwise provided in Treasury Regulations §1.704-1(i)(4), if there is a net decrease in Member Minimum Gain (determined in accordance with Treasury Regulations Sections 1.704-2(d)(1) and 1.704-2(i)(5)) during any taxable year, each Member who has a share of the Member Minimum Gain, shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations under the previous sentence are made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be allocated are determined in accordance with Regulations §1.704-2(i)(4) and §1.704-2(j)(2). This Section 4.5(b) is intended to comply with the minimum gain chargeback requirement in Regulations §1.704-2(f) and shall be interpreted consistently therewith.

(c)   In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1 (b)(2)(ii)(d)(4), (5) or (6), that causes that Member to have a deficit Capital Account balance as of the end of any taxable year or increases that Member's deficit Capital Account balance, gross income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit Capital Account balance created by such adjustments, allocations or distributions as quickly as possible. This Section 4.5(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)   Nonrecourse Deductions (as defined in Treasury Regulations Sections 1.704-2(b)(1) and §1.704-2(c)) for any taxable year are specially allocated to the Members in proportion to their Percentage Interests. The amount of Nonrecourse Deductions for a taxable year equals the excess, if any, of the net increase, if any, in the amount of Company Minimum Gain during that taxable year over the aggregate amount of any distributions during that taxable year of proceeds of a Nonrecourse Liability (as determined in accordance with Treasury Regulations Sections 1.704-2(b)(3) and §1.752-1(a)(2)) that are allocable to an increase in Company Minimum Gain, determined according to the provisions of Regulations §1.704-2(c).

(e)   Member Nonrecourse Deductions (as defined in Treasury Regulations Sections 1.704-2(i)(1) and (2)) for any taxable year are specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) to which those Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i). For any Fiscal Year, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt shall equal the net increase during the year, if any, in the amount of Member Minimum Gain reduced (but not below zero) by proceeds of the liability that are both attributable to the liability and allocable to an increase in the Member Minimum Gain determined in accordance with Treasury Regulations Section 1.704-2(i)(1).

(f)   To the extent an adjustment to the adjusted tax basis of any Company asset under Code Section732, 734(b) or 743(b) is required, under Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)* to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's Interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their Percentage Interests in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(g)   To the extent possible, all of the foregoing Regulatory Allocations are to be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss, or deduction under this Agreement. Therefore, notwithstanding any other provision of Section 4.2 of the Agreement (other than the Regulatory Allocations), those offsetting allocation of income, gain, loss or deduction shall be made in whatever manner the Manager determines appropriate so that, after those offsetting allocations are made, each Capital Account balance is, to the extent possible, equal to the Capital Account balance that Member would have had if the Regulatory Allocations were not part of this Agreement. In exercising the Manager's discretion hereunder, the Manager shall take into account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

(h)   The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulation Section 1.704-1 (b)(4)(xii)(c) ("Forfeiture Allocations") result from the allocations of items of income, gain, loss and deduction provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of income, gain, loss and deduction will be made in accordance with Proposed Treasury Regulation Section 1.704-1 (b)(4)(xii)(c) or any successor provision or guidance.

4.6   *Tax Allocations.* The following

(a)   Contributed or Revalued Property. If the Carrying Value (as defined below) of any Company property other than money differs from its tax basis, either because the property was contributed by a Member to the capital of the Company or because the property was revalued under clause (ii) of the definition of Carrying Value, items of income, gain, deduction, or loss with respect to that property shall be allocated for income tax purposes to Members under Code Sections 704(b) and 704(c) so as to take into account that difference using the method chosen by the Manager.

(b)   Recapture. If, with respect to the sale of a Company asset, the Company recognizes recapture income under Code Section 1245 or 1250 or other provisions of the Code, or unrecaptured Section 1250 gain under Code Section 1(h)(6), each Member's distributive share of taxable gain or loss from the sale of that asset (to the extent possible) shall include a proportionate share of that income equal to that Member's share (or the share of its predecessor in interest) of prior cumulative depreciation deductions with respect to the asset that gave rise to the recapture income; any excess shall be allocated among the Members in accordance with their share of gain from the sale of that asset.

(c)   Carrying Value and Revaluations of Company Property. For purposes of this Agreement, the term "Carrying Value" means, with respect to any asset of the Company, the asset's adjusted basis for federal income tax purposes, except as follows:

(i)   The initial Carrying Value of any asset contributed by a Member to the Company is the agreed contributed value of that asset.

(ii)   The Carrying Value of all Company assets shall be adjusted to equal their respective adjusted values as of the following times: (A) the acquisition of an additional Interest in the Company by any new or existing Member in exchange for more than a *de minimis* capital contribution; (B) the distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for an Interest in the Company; and (C) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-(1)(b)(2)(ii)(*g*); provided that an adjustment described in clauses (A) and (B) of this subparagraph will be made only if the Manager determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company and, if any Company asset is subject to a nonrecourse indebtedness, the Carrying Value of that asset may not be less than the amount of that indebtedness as required by Code Section 7701(g).

(iii)   The Carrying Value of any Company asset distributed to a Member shall be adjusted to equal the adjusted value of that asset on the date of distribution.

(iv)   The Carrying Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of those assets under Code Section 734(b) or §743(b), but only to the extent that those adjustments are taken into account in determining Capital Accounts under Treasury Regulations 1.704-1(b)(2)(iv)(*m*), Profits and Losses, and clause (vi) of the definition of Regulatory Allocations; provided, however, that Carrying Values will not be adjusted under this Section 4.6(c)(iv) to the extent that an adjustment under Section 4.6(c)(ii) is required in connection with a transaction that would otherwise result in an adjustment under this Section 4.6(c)(iv).

If the Carrying Value of an asset has been determined or adjusted under Section 4.6(c)(ii) or (iv), that Carrying Value will thereafter be adjusted by the depreciation or amortization taken into account with respect to that asset for purposes of computing Profits and Losses.

4.7   Tax Elections. Except as otherwise set forth in this Agreement, the Manager shall have the exclusive right to make and determine all options and elections with respect to the Code and Treasury Regulations issued thereunder, except that an election under Code §754 shall be made if it is beneficial to any of the Members.

ARTICLE 5
MANAGEMENT

5.1   *THE MANAGER*. The Company will be managed by a manager (the "Manager"). The Manager of the Company may be, but is not required to be, a Member. Mr. Brent Zimmerman is hereby appointed as the initial Manager with all of the rights, powers and duties set forth in this Agreement. The Manager of the Company shall be identified on the attached Exhibit A, as amended from time to time to reflect any change of the Manager.

5.2   *TERM OF MANAGER.* Brent Zimmerman shall remain the Manager of the Company until such time as he resigns or he is removed from office in accordance with Section 5.7 of this Agreement. Any Manager may resign as a Manager at any time by giving written notice to the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as may be specified in such notice. If, for any reason, the Manager is unable or unwilling to serve, the vacated position shall be filled by election. If the next regular Member's meeting is scheduled to be held fewer than 30 days after the vacancy occurs, the election shall be held at that meeting; otherwise, a special Member's meeting shall be held to elect a replacement Manager within 60 days of the date the office is vacated. The replacement Manager shall be elected by a majority vote of the Voting Members. A successor Manager elected by the Voting Members shall hold office until the first to occur of the death, disability, removal, dissolution or resignation of such Manager.

5.3   *POWERS AND DUTIES OF THE MANAGER.* Except as otherwise specifically provided in any other provision of this Agreement or under the requirements of applicable law, the Manager shall have the sole and exclusive right to manage the activities, business and investments of the Company and shall have all of the rights and powers which may be possessed by a Manager under the Act and applicable state law, including (but not limited to), the following:

(a)   To maintain reserves for the purpose of paying taxes, mortgage installments, lease payments, and any and all other types of costs or expenses of the Company as required or desired by the Manager.

(b)   To employ accountants, legal counsel, managing agents, contractors and subcontractors, construction managers, architects, property managers, leasing agents, and/or other experts and professionals to perform services for the Company, to negotiate and compensate any such persons from Company funds, and to terminate any such employment.

(c)   To enter into any agreement with any Manager, any Member or any person or entity related to or affiliated with any Manager, any Member or any officer of the Company; provided, that any such agreement is entered into in the ordinary course of the Company's business and on terms which are no less favorable to the Company than would be obtained in a comparable arm's-length transaction with an unrelated third party.

(d)   To enter into any and all other agreements on behalf of the Company, with any other person or entity for any purpose including but not limited to the hiring of Company employees including a General Manager, an Operating Manager and assistant managers.

(e)   To enter into one or more lease agreements for real property from which the Company may conduct its business operations, including entering into a lease or lease agreements with the Manager or such other entities as may be related to or affiliated with the Manager.

(f)   To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business, including paying the fees and expenses described in this Agreement and delegating duties and authority to others when deemed necessary or appropriate.

(h)   To enter into on behalf of the Company one or more loan agreements borrowing funds, which loan agreements may include pledging, or granting liens on, the real property and other assets of the Company to secure the loan facility(ies), and a provision allowing for the confession of judgment against the Company.

Any action required or permitted to be taken by the Manager may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by the Manager and such writing is filed with the records of the meetings of the Manager and any further requirements of law pertaining to such consents have been complied with. Such consent shall be treated for all purposes as the act of the Manager.

5.4 *MEMBER MEETINGS.* The Members shall hold at least one Member's meeting annually. The first Member's meeting shall be held on or before the last day of March each year.

(a) On fourteen (14) days written notice, any Voting Member may call a special meeting of the Members. Any Voting Member may waive the notice requirement of this Section 2.4 by providing, in writing, a written waiver of the notice requirement.

(b) A quorum shall be required for a Member's meeting. Any Member shall have the right to attend any Member's meeting. Any Voting Member shall have the right to act at any meeting of the Members by conference telephone or other method of communication by which each Voting Member in attendance can hear all other Voting Members in attendance, or by written proxy duly executed by such Voting Member. Except with respect to any action requiring the vote of a greater number or proportion in interest of the Voting Members under this Agreement or under applicable law, Voting Members holding at least a majority of the outstanding Voting Units of the Company are required to constitute a quorum.

5.5 *VOTING.* Except as otherwise set forth herein, no action requiring approval of the Members shall be taken except on the affirmative vote of a majority of the outstanding Voting Units held by the Voting Members.

5.6 *ACTION WITHOUT MEETING.*

(a) In lieu of a Member's meeting, any action that may be taken at a Member's meeting may instead be taken by written consent of the required number of Voting Members entitled to vote thereon, provided that all such Voting Members are given at least fourteen (14) days advance written notice of the proposed action.

(b) To be valid, a notice of written consent shall describe the action to be taken and bear the signature of the person whose consent is given. Voting Members giving written consent need not all sign the same writing. If more than one consent form is used, each shall bear an identical description of the action to be taken.

(c) The original consent form or forms that support an action shall be placed in the Company's minute book.

(d) Meetings of the Members by conference telephone call or by any other means of communication, by which all Voting Members can hear each other during the meeting, shall constitute presence in person at the meeting.

5.7   *REMOVAL OF MANAGER.*

(a)   The Manager of the Company serves at the pleasure of the Voting Members. The Manager of the Company may be removed from office, at any time for any of the acts set forth below. Such determination and removal shall require the affirmative vote of Voting Members (excluding the Manager if the Manager is a Voting Member) holding two-thirds of the outstanding Voting Units (excluding any Voting Units held by the Manager). The acts consulting grounds for removal of the Manager include each of the following:

(i)   Committing any act determined by the Voting Members to constitute gross negligence, fraud or criminal conduct.

(ii)   Filing a voluntary petition for personal bankruptcy, adjudication of bankruptcy, or making or attempting to make an assignment for benefit of creditors.

(iii)   The Disability of the Manager.

(b)   The term "Disability" means, with respect to any Manager who is an individual, that such Manager (i) has been declared legally incompetent by a final court decree, (ii) has received disability insurance benefits from any disability income insurance policy maintained by the Company for a period of six (6) consecutive months, or (iii) has been found by the Voting Members (excluding the Manager if the Manager is a Voting Member), on the basis of medical evidence reasonably satisfactory to the Voting Members, that as a result of a mental or physical condition the Manager is unable to perform his or her normal duties as a Manager or is prevented from performing at the same level of his or her performance prior to the onset of such condition, and that such disability is likely to continue for a substantial period of time. If the Manager disagrees with a determination of Disability under clause (iii) above, then he or she shall be entitled to request that the Voting Members reconsider their decision. Such request shall be in writing, shall be delivered to the Voting Members within thirty (30) days after the date the Voting Members advised the Manager of the Disability determination, and shall be supported by medical evidence from a physician selected and paid for by the Manager. If the Voting Members do not grant the Manager's request for reconsideration, then the Manager may advise the Voting Members, in writing within thirty (30) days, of his or her desire to appeal. At that time, a physician selected by the Voting Members and the physician who supported the Manager's request for reconsideration shall choose a third consulting physician to decide the dispute. Such physician shall be board-certified in the specialty most closely related to the nature of the disability alleged to exist. The expenses of the arbitrating physician shall be borne equally by the Company and the Manager. The decision of the arbitrating physician shall be final and binding and shall be conclusive on the issue of the Disability of the Manager.

5.8   *LIABILITY AND INDEMNIFICATION.*

(a)   Limitation of Liability of the Manager. The Manager shall not be liable, responsible, or accountable, in damages or otherwise, to any Member or to the Company for any act performed by the Manager within the scope of the authority conferred on the Manager by this Agreement, except as expressly provided for by the Act.

(b)   Indemnification of Manager. The Company shall indemnify the Manager for any acts performed by the Manager within the scope of the authority conferred on the Manager by this Agreement, unless the act is proved by clear and convincing evidence to have been undertaken with deliberate intent to cause injury to the Company or its Members, or with reckless disregard for the best interest of the Company.

(c)   Limitation of Liability of the Members. No Member shall be personally liable for the liabilities of the Company unless expressly agreed to in a writing signed by the Member to be personally liable. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

5.9   *VOTE OF THE MEMBERS.* The Members shall have no authority, power or discretion to manage, direct, or control the business, affairs, or assets of the Company or to make any decisions regarding those matters except for those matters specifically requiring Member approval under the terms of the Act or requiring a Member vote under the terms of this Agreement. Assignees shall not be allowed to vote on any matter reserved to the Members. For all matters requiring a vote by the Members, each Voting Member shall vote based on that Member's percentage interest of the Voting Member determined by dividing that Voting Member's Voting Units by all outstanding Voting Unit. Except as expressly set forth in this Agreement or as provided by non-waivable provisions of applicable law, a vote by the Voting Members holding a majority of the outstanding Voting Units shall be necessary and sufficient in order to approve or consent to any matters which require the approval or consent of the Members. In exercising their rights as provided herein, the Members shall act collectively through meetings and/or without a meeting if the action is evidenced by one or more written consents describing the action. A majority vote of the Voting Members shall be required for the following actions of the Company: (a) election of a replacement Manager, and (b) the amendment of this Agreement except as otherwise provided herein.

5.10   *PARTNERSHIP REPRESENTATIVE.*

(a)   In the good faith determination of the Manager, the Company may make the election out of Subchapter C of Chapter 63 of the Code if the Company is eligible to make such election. If the Manager determines to make such election out, any Member of the Company that is an S corporation or other pass-through entity described in §6221(b)(2) of the Code or any Treasury Regulations or other administrative guidance promulgated thereunder shall, upon written request of the Company, provide in a timely manner the information required by Section 6221(b)(2) of the Code and such Regulations or other administrative guidance necessary to enable the Company satisfy the requirements to make the election out.

(b)   The Manager shall designate a person to serve as "partnership representative" in accordance with §6223(a) of the Code and Treasury Regulations or other administrative guidance promulgated thereunder. The Members hereby designate Brent Zimmerman to serve as the partnership representative. The partnership representative shall have the authority provided by §6223 of the Code and Treasury Regulations and other administrative guidance promulgated thereunder. The partnership representative shall keep the Manager informed on a regular basis regarding the status of any Company tax proceeding and shall perform the partnership representative's duties under the direction and guidance of the Manager. The partnership representative shall be authorized to represent the Company before the Internal Revenue Service and any other governmental agency or court with jurisdiction, and to agree to and sign such consents and to enter into settlements and other agreements with such agencies or courts as the Manager deems necessary or advisable; provided, that the partnership representative shall not enter into any settlement or agreement that could have a material adverse effect on any Member that is disproportionate to the effect it would have on the other Members without the prior written consent of such Member, and provided further that in exercising the partnership representative's authority as partnership representative, such representative shall be limited by the provisions of this Agreement affecting tax aspects of the Company.

(c)   The partnership representative shall give prompt written notice to the Manager and each Member of the receipt of: (i) any written notice that the Internal Revenue Service or any state or local taxing authority intends to examine the Company's income tax returns for any year; and (ii) any request from the Internal Revenue Service for waiver of any applicable statute of limitations with respect to the filing of any tax return by the Company.

(d)   If the Company is required to pay any "imputed underpayment" (as defined in §6225 of the Code), the Manager shall cause the Company to allocate the amount of such imputed underpayment among the Capital Accounts and distributions of the Members (whether by treating such underpayment as a Company expense, withholding or otherwise) in a manner that is determined in good faith by the Manager to be consistent with such Members' proper economic share of such underpayment and consistent with the economic interests of the Members under this Agreement.

(e)   In lieu of making an imputed underpayment pursuant to §6225 of the Code, the Manager may cause the Company to elect that §6226 of the Code apply to such underpayment. If such election is made, each Member agrees to properly take into account that Member's allocable share of any adjustments and pay any tax, penalties and interest resulting therefrom. This Section 2.10 shall continue to apply to former Members of the Company.

(f)   The Manager shall have the authority to cause the Company to make an administrative adjustment request under the provisions of §6227 of the Code.

(g)   The Manager may amend this Section 2.10 as reasonably determined by the Manager to be necessary in order to comply with or cause this Section 2.10 to be consistent with the Treasury Regulations and other administrative guidance issued under the Code as amended by §1101 of the Bipartisan Budget Act of 1985 after the date hereof; provided, however, that no such amendment shall be made in a manner that is disproportionately adverse to any Member without such Member's prior written consent.

(h)   The provisions of this Section 2.10 shall survive the termination of the Company or the termination of a Member's Interest in the Company and, with respect to matters arising prior to the date of such termination, shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service or any other taxing authority any all matters regarding taxation of the Company or the Members.

5.11   *NOTICE AND WAIVER OF CONFLICTS.* The Members acknowledge that Mr. Brent Zimmerman is also a Member and Manager of Me Too, LLC (the "Landlord") which owns and leases to the Company the real property located at 2885 Detroit Road, Cleveland, Ohio. The Members acknowledge and agree that Mr. Zimmerman as the Manager of the Company and the Landlord shall be entitled to set the terms and conditions of the lease agreement by and between the Landlord and the Company, the Members acknowledge and waive any such conflict of interest.

5.12 *OTHER BUSINESS.* Except as otherwise set forth in this Agreement, and the Brewer's Non-Competition and Non-Solicitation Agreement, each Member may engage independently or with others in other business and investment ventures of every nature and description, unless otherwise set forth in this Agreement, and shall have no obligation to account to the Company for such business or investment ventures or for the business or investment opportunities.

5.13 <u>Reimbursement of Company Expenses</u>. The Company shall bear all costs and expenses attributable to Company activities, and shall reimburse the Manager for all such costs and expenses paid thereby on behalf of the Company. Any reasonable amounts advanced by the Manager and not reimbursed by the Company within thirty (30) days of invoice shall bear interest at the minimum interest rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.


ARTICLE 6
RESTRICTIONS ON TRANSFER


6.1 *GENERAL RESTRICTIONS.* Each of the Members agrees not to sell, gift, transfer, assign or otherwise dispose of all, or any portion, of its Units in the Company, whether now owned or hereafter acquired, except in accordance with the terms of this Agreement.

6.2 *ENCUMBRANCE.* Each of the Members agrees not to pledge, hypothecate, or otherwise secure any type of debt or obligation with all, or any portion of, the Units which he, she or it owns (or hereafter acquires) in the Company, whether such debt is incurred voluntarily, or involuntarily.

6.3 *TRANSFER OR ENCUMBRANCE.* No Member shall be permitted to transfer, whether for consideration or no consideration, pledge, mortgage, or encumber all or any portion of its Units without the consent of the Manager, which consent shall not be unreasonably withheld.

6.4 *ATTEMPTED TRANSFER OR ENCUMBRANCE.* Any attempted transfer, pledge, mortgage or encumbrance by a Member of all or any portion of the Units owned (or hereafter acquired) by that Member in the Company, which is not in compliance with the terms of this Agreement, shall be void, and shall not be reflected on the records of the Company.

6.5 *TRANSFERS UPON DEATH.* Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or (ii) have the Company purchase from the deceased Member's estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this Section 4.5, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

(a) In the event of a purchase of the deceased or disabled Member's Units as set forth herein, the price for the Interest purchased under the provisions of this subsection shall be the Fair Market Value (as defined in <u>Section 6.12</u>) of the Units. The terms and conditions for payment of the purchase price shall be either (i) as agreed upon by the parties or, if the parties cannot agree, (ii) twenty-five percent (25%) cash payment and a promissory note for the balance due in equal monthly installments over a two (2) year period bearing minimum interest at a rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

(b)   In the event the estate and/or the beneficiaries of the estate retain the deceased Member's Units as an assignee(s), the assignee(s) shall have the right to share in the Profits and Losses of the Company in accordance with the Percentage Interest reflected by the Units held. However, the assignee(s) shall have no other rights as a Member and the assignee(s) shall not be permitted to vote on any matter reserved to the Members, except as required by Ohio law.

6.6   *INVOLUNTARY LIFETIME TRANSFERS.* A Member shall immediately notify the other Members, in writing, upon becoming aware of facts that would reasonably lead him or her to believe that a court ordered transfer or sale of all or any portion of its Units in the Company is foreseeable or likely, including, but not limited to, a court ordered transfer incident to any divorce or marital property settlement or pursuant to applicable community property, quasi-community property or similar state law; or pursuant to any seizure by a creditor or under any provision or provisions of the United States Bankruptcy Code. Such notice shall set forth the facts relating to the anticipated court order and the Units expected to be subject thereto. In the event of such notice, the Company shall have the right and option to purchase the Units anticipated to be subject of the court ordered transfer at Fair Market Value, as defined by this Agreement. In the event that the Company does not elect to purchase the Units, the other Members shall have the right and option to purchase the Units anticipated to be subject of the court ordered transfer at Fair Market Value, as defined by this Agreement. In the event either the Company or the other Members elect to purchase the subject Units, the terms and conditions for payment of the purchase price shall be either (i) as agreed upon by the parties or, if the parties cannot agree, (ii) twenty-five percent (25%) cash payment and a promissory note for the balance due in equal monthly installments over a two (2) year period bearing minimum interest at a rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

6.7   *EXPULSION OF A MEMBER.* Upon a vote of the Voting Members holding 2/3rd's of the outstanding Voting Units of the Company, a Member may be expelled for any act constituting a breach of fiduciary duty to the Company, gross negligence, fraud, criminal conduct, or any matter which harms the good will or reputation of the Company. In the event of the expulsion of a Member, the Company shall purchase the Units of the expelled Member, or if the Company elects not to purchase the Units of the expelled Member, the other Members shall purchase the Units of the expelled Member, as follows: (a) the purchase price of the Units t shall be either as agreed by the parties, or if the parties cannot agree, the Fair Market Value of the Units as defined by this Agreement; and (b) the terms and conditions for payment of the purchase price shall be either (i) as agreed upon by the parties or, if the parties cannot agree, (ii) twenty-five percent (25%) cash payment and a promissory note for the balance due in equal monthly installments over a two (2) year period bearing minimum interest at a rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

6.8   *RESIGNATION OR WITHDRAWAL OF A MEMBER.* No Member shall have the power or right to resign or withdraw from the Company, and the provisions of Section 1705.15(B) of the Act shall apply to this Agreement.

6.9.   *NO MANDATORY SALE OR BUY BACK OF MEMBERSHIP INTERESTS.* Neither the Company nor any Member of the Company shall be required to purchase any Member's Units, and except as specifically set forth in this Agreement, no Member shall be required to sell its Units.

6.10   *CONTINUATION OF RESTRICTIONS.* This Agreement, and the terms, conditions and restrictions set forth herein, shall continue to apply to any Units transferred by a Member in accordance with this Article 6.

As a condition to any transfer of any Unit hereunder, any Member shall require that a transferee agree in writing to be bound by all of the terms, conditions and restrictions of this Agreement, which writing may take the form of a certificate of acceptance and adoption of this Agreement.

6.11 *PURCHASE PRICE.* Within 120 days following the close of the Company's taxable year, the Members shall approve the Fair Market Value of the Units of the Company to be used during the current taxable year. The purchase price of the Units required to be purchased and/or sold pursuant to this Agreement shall be the Fair Market Value as approved by the Members.

6.12 *FAIR MARKET VALUE.* Within thirty (30) days following the end of each taxable year, the Manager shall determine the value of one hundred percent (100%) of the outstanding Units as of the end of such taxable year (the "Company Value"). The Manager may use such additional information as the Manager may deem necessary to determine the Company Value including, without limitation, bank appraisals.

ARTICLE 7
REPRESENTATIONS & WARRANTIES OF THE MEMBERS

7.1 *INVESTMENT MATTERS.* By executing a counterpart signature page to this Agreement or an instrument of joinder, each Member, severally and not jointly, represents and warrants to the Company and each other Member, with respect to himself, herself or itself, that such Member:

(a)   Is acquiring an Interest as a principal, in good faith and solely for such Member's own account, for investment purposes only, and not with a view toward the distribution or resale thereof, and that such Member's financial condition is such that such Member is not under any present necessity or constraint and does not foresee in the future any necessity or constraint to dispose of all or any part of such Interest to satisfy any existing or contemplated debt or undertaking.

(b)   Understands that there is no market for any Units in the Company, that it is not likely that a market for any Units will develop, that the further sale, transfer or other disposition of the Units is restricted under the terms of this Agreement, that such Member shall hold such Member's Units indefinitely except as otherwise provided in this Agreement, and that the Company is under no obligation, and has no intention, to either register such Member's Units under the Securities Act of 1933 or attempt to secure an exemption for any further sale, transfer or other disposition thereof.

(c)   Acknowledges that investment in any kind of Units involves certain risks and that such Member has such knowledge and experience in financial and business matters that such Member is capable of evaluating the merits and risks of such investment, and confirms that such Member is able to (i) bear the economic risk of this investment, (ii) hold such Units for an indefinite period of time, and (iii) afford a complete loss of such Member's investment.

(d)   Has reviewed and understands all restrictions imposed upon further sale, transfer or other disposition of such Member's Units, including the fact that any certificate that may be issued representing such Units will bear legends restricting such resale, transfer or disposition, and has reviewed and understands all such restrictions imposed by this Agreement.

(e)   Is not subscribing for such Units as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting.

(f)   Is aware of the fact that no governmental or other agency has made any finding or determination as to the fairness for public or private investment, or any recommendation or endorsement, of any Units for investment.

(g)   Has made a thorough investigation of the Company, has independently evaluated the risk and rewards of owning an Interest and has had the opportunity to obtain information about and review the records of the Company.

(h)   Is not relying on the Company or any of its agents or representatives with respect to any tax considerations relating to such Member's investment.

(i)   Has the capacity, power, and authority to enter into this Agreement and perform such Member's obligations as provided in this Agreement.

(j)   The signing, delivery, and performance of this Agreement by each Member does not (i) violate any contract to which such Member is a party, (ii) give rise to a right of termination or acceleration under any contract by which such Member is bound, (iii) otherwise violate any federal, state or local law or regulation applicable to such Member, or (iv) constitute an event that, after notice or lapse of time, or both, will result in any of the foregoing.

(l)   With respect to each Member who is an employee or Manager of the Company, such Member has all authorizations necessary for the operation of the Company's business, all of which are valid and continuing. No proceeding, audit, inquiry, investigation, judicial or administrative process of any governmental authority is pending to revoke or limit any of authorizations or otherwise impose any conditions or obligations on the possession or transfer of such Member's Interest in the Company.

7.2   *AUTHORIZATION: NO CONFLICTS: DUE EXECUTION AND DELIVERY.* Each person now or hereafter becoming a party to this Agreement hereby represents and warrants to the Company and to each other party hereto that such person is duly authorized to execute, deliver and perform this Agreement, and such execution, delivery and performance will not breach, conflict with, give rise to a default under, or violate any law, rule, regulation or order applicable to such person or by which such person is bound, nor any material contract or agreement to which such person is a party or by which such person is bound. Each person executing or delivering this Agreement in a representative capacity on behalf of another person represents and warrants to the Company and each party hereto that such representative is duly authorized to do so.

ARTICLE 8
DISSOLUTION

8.1   *DISSOLUTION.*

(a)   The Company will dissolve and commence winding up and liquidation upon the first to occur of any of the following (each, a "Dissolution Event"): (i) a Liquidity Event (as defined below); (ii) the entry of a decree of judicial dissolution pursuant to §1705.47 of the Act, provided that, notwithstanding anything contained herein to the contrary, no Member shall make an application for the dissolution of the Company pursuant to §1705.47 of the LLC Law without the consent of the Voting Members holding two-thirds of the outstanding Voting Units; (iii) the affirmative vote or written consent of the Manager and the Voting Members holding two-thirds of the outstanding Voting Units to dissolve the Company; or (iv) the happening of any other event that makes it unlawful or impossible to carry on the business of the Company.

(b)   The term "Liquidity Event" means a sale, merger, consolidation or other transaction involving the Company in which the Members immediately prior to such transaction receive cash or debt or equity securities, or any combination thereof, from the surviving entity and as a result of which the Members immediately prior to the consummation of such transaction do not hold a majority of the combined voting power of all voting securities of the surviving entity and a majority of the combined economic interest in the surviving entity immediately after the consummation of such transaction, the sale or financing for the purpose of making a distribution to Members of all or substantially all of the assets of the Company, or a transaction effecting, or in contemplation of, liquidation, dissolution or winding up of the Company; provided, however, that neither a conversion of the form of the Company, a reorganization described in §368(a)(1)(F) of the Code nor a transfer of all or substantially all of the assets of the Company to any of its subsidiaries shall be deemed to be a Liquidity Event *per se.*

(c)   The Members hereby agree that, notwithstanding any provision of the Act, the Company will not dissolve prior to the occurrence of a Dissolution Event.

8.2   *WINDING UP*. Upon the occurrence of a Dissolution Event, the Company will continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member will take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. The Company's assets will be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom, to the extent sufficient therefor, will be applied and distributed as set forth in Section 4.4.

ARTICLE 9
MISCELLANEOUS

9.1   *CERTIFICATES FOR MEMBERSHIP INTERESTS.* A Member's Interest may, but need not, be represented by a certificate of membership. The exact contents of a certificate of membership, if any, will be determined by the Manager; provided, however, that each Member hereby agrees that the following legend may be placed upon the certificate, or any other document or instrument evidencing ownership of a membership interest:

> *"The membership interest represented by this document has not been registered under any securities laws and the transferability of such membership interest is restricted. This membership interest may not be sold, assigned or transferred, nor will any assignee, vendee, transferee or endorsee thereof be recognized as having acquired any such membership interest by the issuer for any purposes, unless (1) a registration statement under the Securities Act of 1933, as amended, with respect to such membership interest will then be in effect and such transfer has been qualified under all applicable state securities laws or (2) the availability of an exemption from such registration and qualification will be established to the reasonable satisfaction of counsel to the Company."*

9.2   *HEIRS, SUCCESSORS AND ASSIGNS.*   Each and all of the covenants, terms, provisions and agreements contained in this Agreement shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and permitted assigns.

9.3   *RIGHTS OF CREDITORS AND THIRD PARTIES UNDER THIS AGREEMENT.* This Agreement is entered into among the Company and its Members for the exclusive benefit of the Company and its Members. This Agreement is not intended for the benefit of any creditor of the Company or any other person or entity. Except and only to the extent provided by applicable statute, no creditor or third party shall have any rights under this Agreement or any agreement between the Company and its Members with respect to any capital contribution or otherwise.

9.4   *OHIO LAW CONTROLLING.* The laws of the State of Ohio shall govern all disputes arising from or related to this Agreement and any and all disputes arising from this Agreement shall be resolved in the Cuyahoga County Court of Common Pleas as situated in Cleveland, Ohio.

9.5   *ENTIRE AGREEMENT.* This Agreement contains the entire agreement of the parties with respect to the aforesaid matters, and any amendment, modification, or waiver of any provision is valid only if in writing and signed by the requisite number of Members.

9.6   *TERM.* This Agreement shall remain in full force and effect unless and until amended, modified, or terminated by the requisite number of Members.

9.7   *NECESSARY ACTS.* Each of the parties hereto agrees that he or she will do any act or thing and will execute any and all instruments necessary and/or proper to make effective the provisions of this Agreement.

9.8   *NOTICES.* All notices required or permitted hereunder shall be made in writing and shall be deemed to be properly made on the date the notice is received when personally delivered to the party to receive the notice, or the post-mark date when the notice is sent by express mail, certified or registered mail, postage prepaid, properly addressed to the party entitled to receive such notice. Any notice required to be given to a Member shall be given at the address of the Member as set forth in Exhibit A. Notice to the Company shall be given to the Manager at the address set forth in Exhibit A.

9.9   *BINDING EFFECT.* This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, legatees, executors, administrators, personal representatives, successors and assigns.

9.10   *SEVERABLE PROVISIONS.* The provisions of this Agreement are severable, and if any one or more provisions may be determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions and any partially unenforceable provision to the extent enforceable in any jurisdiction shall nevertheless be binding and enforceable.

9.11   *COUNTERPART EXECUTION.* This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

9.12   *CONFIDENTIAL INFORMATION.* Each Member hereby acknowledges that in connection with such Member's investment in the Units, the Member has received and may in the future receive information about the Company, other Members, the Manager and their respective affiliates that is confidential in nature, including but not limited to proprietary intellectual property, trade secrets and other confidential information not generally known to the public (collectively, "Confidential Information"). Each Member acknowledges that such Confidential Information is a special, valuable and unique asset of the Company and agrees that such Member will not use any such Confidential Information for such Member's own benefit or for the benefit of any person with which such Member may be associated in any manner. Each Member agrees that, except in connection with maintaining and reporting such Member's investment in the Company or as may be required by law or court order, such Member will hold any Confidential Information such Member receives in strict confidence and will not disclose any Confidential Information to any Person unless such information is previously known, or was disclosed on a non-confidential basis.

9.13   *AMENDMENTS*.

(a)   This Agreement may be amended by the Manager to: (i) reflect the addition, substitution and withdrawal of Members, any changes to the Units and Percentage Interests of the Members that are permitted to be made by the Members and any other changes to the information set forth on the attached Exhibit A; (ii) cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement so long as such amendment is not to the detriment of any Member; and (iii) as otherwise specifically provided in this Agreement.

(b)   Subject to Section 9.13(a), this Agreement may be amended only by the affirmative vote or written consent of Voting Members holding a majority of the outstanding Voting Units; provided that: (i) an amendment that would affect any class of Units in a manner materially and disproportionately adverse to any other class of Units in existence immediately prior to such amendment shall be effective against the holders of that class of Units so materially adversely and disproportionately affected only with the prior written consent or vote of the holders of at least a majority of that class of Units; (ii) no amendment alter or modify the limited liability of any Member without the written consent of such Member; and (iii) no amendment may adversely affect the federal income tax treatment to be afforded a Member without the written consent of such Member.

**[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.
ONLY THE SIGNATURE PAGES AND EXHIBIT TO FOLLOW.]**

IN WITNESS WHEREOF, the Company and the below named Members have executed this Saucy Brew Works, LLC Second Amended and Restated Operating Agreement as of the day and year written below:

SAUCY BREW WORKS, LLC

Signed: ____________________
Name: Brent Zimmerman
Its: Manager
Date: 6/18/2020



ERIC ANDERSON

Signed: ____________________

Date: 6.18.2020

PAUL HUBBARD

Signed: ____________________

Date: 6/18/2020

EXHIBIT A

MEMBERS, MANAGER, PRINCIPAL OFFICE AND STAUTORY AGENT OF THE COMPANY

Member	Class A Units	Class B Units	Class C Units	Total Percentage Interest[1]
Brent Zimmerman Address: **	1.90%	13.50%	0.00%	15.40%
Eric Anderson Address: **	0.00%	9.00%	0.00%	9.00%
Paul Hubbard Address: **	34.17%	2.00%	0.00%	36.17%
Sean Cochran Address: **	7.41%	2.50%	0.00%	9.91%
Matthew Shubeck Address: **	0.16%	3.00%	0.00%	3.16%
IPlan Group, Custodian, FBO William Sinn, IRA Address: **	0.82%	0.00%	0.00%	0.82%
Bob Hare Address: **	0.80%	0.00%	0.00%	0.80%
Ben Murcek Address: **	0.21%	0.00%	0.00%	0.21%

[1] "Percentage Interest" means, with respect to any Member, the amount, expressed as a percentage, that the units owned by such Member at any given time bears to all of the outstanding Units owned by all Members as of such date.

Member	Class A Units	Class B Units	Class C Units	Total Percentage Interest
Paul Biendenbach Address: **	0.25%	0.00%	0.00%	0.25%
In The Sauce, LLC Address: **	2.72%	0.00%	0.00%	2.72%
Tom Caito Address: **	0.41%	0.00%	0.00%	0.41%
Aaron Mayo Address: **	0.21%	0.00%	0.00%	0.21%
Matt Jenkins Address: **	1.11%	0.00%	0.00%	1.11%
Gene Horn Address: **	0.12%	0.00%	0.00%	0.12%
Greg Zimmerman Address: **	0.45%	0.00%	0.00%	0.45%
Dustin Watson Address: **	0.66%	0.00%	0.00%	0.66%
Reid Woodruff Address: **	0.08%	0.00%	0.00%	0.08%
Gary Woodruff Address: **	0.21%	0.00%	0.00%	0.21%

Member	Class A Units	Class B Units	Class C Units	Total Membership Interest
Gene VaOrsdall Address: **	0.11%	0.00%	0.00%	0.11%
Brent Carlson Address: **	0.45%	0.00%	0.00%	0.45%
Paul Harris Address: **	0.57%	0.00%	0.00%	0.57%
Our Time LLC Address: **	0.10%	0.00%	0.00%	0.10%
Lee Watson Address: **	0.33%	0.00%	0.00%	0.33%
Joe Ringholz Address: **	0.08%	0.00%	0.00%	0.08%
Kent Miller Address: **	0.16%	0.00%	0.00%	0.16%
Michael Sherger Address: **	0.37%	0.00%	0.00%	0.37%
William Bever Address: **	0.12%	0.00%	0.00%	0.12%
Martin Bever Address: **	0.12%	0.00%	0.00%	0.12%

Member	Class A Units	Class B Units	Class C Units	Total Percentage [illegible]
Andy Luksco Address: **	0.66%	0.00%	0.00%	0.66%
Duane Siesel Address: **	0.12%	0.00%	0.00%	0.12%
Brandt Heinrich Address: **	0.22%	0.00%	0.00%	0.22%
Mike Carny Address: **	0.27%	0.00%	0.00%	0.27%
Eric Allen Address: **	1.04%	0.00%	0.00%	1.04%
Steve Stoyka Address: **	0.29%	0.00%	0.00%	0.29%
Frank Felice Address: **	0.08%	0.00%	0.00%	0.08%
Mike Flewelling Address: **	0.13%	0.00%	0.00%	0.13%
David Hagen Address: **	0.47%	0.00%	0.00%	0.47%
South Side Brewski's LLC Address: **	1.33%	0.00%	0.00%	1.33%

Member	Class A Units	Class B Units	Class C Units	Total Percentage Interest*
Gist Heinrich Address: **	1.66%	0.00%	0.00%	1.66%
Brian Ringholz Address: **	0.05%	0.00%	0.00%	0.05%
Bob Schafer Address: **	0.08%	0.00%	0.00%	0.08%
Marvin Siesel Address: **	0.19%	0.00%	0.00%	0.19%
Joanne Holiday Address: **	0.82%	0.00%	0.00%	0.82%
Steve Fruth Address: **	0.25%	0.00%	0.00%	0.25%
Nathan Hohman Address: **	0.25%	0.00%	0.00%	0.25%
Jeanette Hay Address: **	0.22%	0.00%	0.00%	0.22%
Ken Shubeck Address: **	0.11%	0.00%	0.00%	0.11%
Dan Beeker Address: **	0.12%	0.00%	0.00%	0.12%

Member	Class A Units	Class B Units	Class C Units	Total Percentage Interest
Jeffrey Stack Address: **	0.62%	0.00%	0.00%	0.62%
Andrew Stritmater Address: **	0.22%	0.00%	0.00%	0.22%
Austin Stritmater Address: **	0.17%	0.00%	0.00%	0.17%
Robert Gelman Address: **	0.41%	0.00%	0.00%	0.41%
Robin Witkowski Address: **	0.33%	0.00%	0.00%	0.33%
Franklin Clubhouse LLC Address: **	0.41%	0.00%	0.00%	0.41%
Rick Nechio Address: **	0.25%	0.00%	0.00%	0.25%
Tod Garland Address: **	0.14%	0.00%	0.00%	0.14%
Doug Leohr Address: **	1.50%	0.00%	0.00%	1.50%
Benny Scott Address: **	1.50%	0.00%	0.00%	1.50%

Member	Class A Units	Class B Units	Class C Units	Total Percentage
Mike Jirousek Address: **	0.17%	0.00%	0.00%	0.17%
Daniel Schaeffer Address: **	0.28%	0.00%	0.00%	0.28%
Prince & Izant Company Address: **	0.14%	0.00%	0.00%	0.14%
Mike Heins Address: **	0.56%	0.00%	0.00%	0.56%
Taylor Davis Address: **	0.28%	0.00%	0.00%	0.28%
Joseph Warszawski Address: **	0.56%	0.00%	0.00%	0.56%
Robin Witkowski Address: **	0.33%	0.00%	0.00%	0.33%

** As reflected in the Company's books and records.

Address, Telephone and Facsimile Numbers and E-mail Address of the Manager:

Brent Zimmerman
2885 Detroit Avenue
Cleveland, Ohio 44113
Telephone: 216-666-2568
Email: brent@saucybrewworks.com

Address, Telephone and Facsimile Numbers and E-Mail Address of the Principal Office of the Company:

2885 Detroit Avenue
Cleveland, Ohio 44113
Telephone: 216-666-2568
Email: info@saucybrewworks.com

Name, Address and Telephone and Facsimile Numbers of the Statutory Agent:

Scott J. Orille
1301 East 9th Street, Suite 1900
Cleveland, Ohio 44114
Telephone: 216-687-3224
Facsimile: 216-621-8369

NOTE: The Manager may unilaterally amend this Exhibit A for the purpose of reflecting the addition, substitution and withdrawal of Members, any changes to the Units and Percentage Interests of the Members that are permitted to be made by the Members and any other changes to the information set forth herein.